Exhibit 99.1

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NIO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,	As of June 30,
	2024	2025	2025
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
			Note 2(d)
ASSETS
Current assets:
Cash and cash equivalents	19,328,920	7,111,459	992,721
Restricted cash	8,320,728	9,260,268	1,292,684
Short-term investments	14,137,566	10,689,430	1,492,187
Trade and notes receivables, net (Allowance for expected credit losses of RMB38,540 and RMB45,990 as of December 31, 2024 and June 30, 2025, respectively)	1,676,246	1,344,095	187,628
Amounts due from related parties, net (Allowance for expected credit losses of RMB10,142 and RMB14,709 as of December 31, 2024 and June 30, 2025, respectively)	7,702,404	11,414,387	1,593,387
Inventory	7,087,223	8,243,337	1,150,725
Prepayments and other current assets, net (Allowance for expected credit losses of RMB1,912 and RMB1,931 as of December 31, 2024 and June 30, 2025, respectively)	3,632,956	4,444,995	620,497
Total current assets	61,886,043	52,507,971	7,329,829
Non-current assets:
Long-term restricted cash	97,720	78,073	10,899
Property, plant and equipment, net	25,892,904	26,805,111	3,741,849
Intangible assets, net	29,648	29,648	4,139
Land use rights, net	201,995	199,343	27,827
Long-term investments	3,126,007	2,710,730	378,403
Right-of-use assets – operating lease	12,797,158	12,958,244	1,808,901
Other non-current assets, net (Allowance for expected credit losses of RMB59,386 and RMB40,313 as of December 31, 2024 and June 30, 2025, respectively)	3,573,137	4,756,725	664,013
Total non-current assets	45,718,569	47,537,874	6,636,031
Total assets	107,604,612	100,045,845	13,965,860
LIABILITIES
Current liabilities:
Short-term borrowings	5,729,561	5,438,829	759,231
Trade and notes payable	34,387,266	34,951,395	4,879,027
Amounts due to related parties, current	409,363	641,495	89,549
Taxes payable	400,146	503,432	70,276
Current portion of operating lease liabilities	1,945,987	2,644,228	369,120
Current portion of long-term borrowings	3,397,622	792,198	110,587
Accruals and other liabilities	16,041,079	17,310,010	2,416,385
Total current liabilities	62,311,024	62,281,587	8,694,175
Non-current liabilities:
Long-term borrowings	11,440,755	9,113,178	1,272,151
Non-current operating lease liabilities	11,260,735	11,110,807	1,551,009
Deferred tax liabilities	127,467	127,286	17,768
Amounts due to related parties, non-current	329,492	357,970	49,971
Other non-current liabilities	8,628,596	10,439,053	1,457,232
Total non-current liabilities	31,787,045	31,148,294	4,348,131
Total liabilities	94,098,069	93,429,881	13,042,306
Commitments and contingencies (Note 24)

NIO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,	As of June 30,
	2024	2025	2025
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
			Note 2(d)
MEZZANINE EQUITY
Redeemable non-controlling interests	7,441,997	7,734,861	1,079,745
Total mezzanine equity	7,441,997	7,734,861	1,079,745
SHAREHOLDERS’ EQUITY/(DEFICIT)
Class A Ordinary Shares (US$0.00025 par value; 2,632,030,222 and 2,632,030,222 shares authorized; 1,946,478,828 and 2,099,062,644 shares issued; 1,943,005,895 and 2,096,166,266 shares outstanding as of December 31, 2024 and June 30, 2025, respectively)	3,406	3,680	514
Class C Ordinary Shares (US$0.00025 par value; 148,500,000 shares authorized, issued and outstanding as of December 31, 2024 and June 30, 2025)	254	254	35
Less: Treasury shares (3,472,933 and 2,896,378 shares as of December 31, 2024 and June 30, 2025, respectively)	(239,328)	(139,156)	(19,425)
Additional paid in capital	118,688,242	122,894,093	17,155,354
Accumulated other comprehensive income	582,659	843,138	117,698
Accumulated deficit	(113,068,210)	(124,807,714)	(17,422,485)

Total NIO Inc. shareholders’ equity/(deficit)	5,967,023	(1,205,705)	(168,309)

Non-controlling interests	97,523	86,808	12,118

Total shareholders’ equity/(deficit)	6,064,546	(1,118,897)	(156,191)

Total liabilities, mezzanine equity and shareholders’ equity/(deficit)	107,604,612	100,045,845	13,965,860

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Six Months Ended June 30,
	2024	2025	2025
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
			Note 2(d)
Revenue:
Vehicle sales (including revenues from related parties of RMB3,439,194 and RMB5,067,653 for the six months ended June 30, 2024 and 2025, respectively)	24,060,941	26,075,419	3,639,988
Other sales (including revenues from related parties of RMB92,997 and RMB385,062 for the six months ended June 30, 2024 and 2025, respectively)	3,293,663	4,967,975	693,503
Total revenues	27,354,604	31,043,394	4,333,491
Cost of sales:
Vehicle sales	(21,386,680)	(23,398,863)	(3,266,355)
Other sales	(3,791,478)	(4,827,454)	(673,887)
Total cost of sales	(25,178,158)	(28,226,317)	(3,940,242)
Gross profit	2,176,446	2,817,077	393,249
Operating expenses:
Research and development	(6,082,738)	(6,188,435)	(863,872)
Selling, general and administrative	(6,754,256)	(8,365,684)	(1,167,804)
Other operating income, net	57,177	410,056	57,242
Total operating expenses	(12,779,817)	(14,144,063)	(1,974,434)
Loss from operations	(10,603,371)	(11,326,986)	(1,581,185)
Interest and investment income	713,524	280,745	39,190
Interest expenses	(347,016)	(457,610)	(63,880)
Loss on extinguishment of debt	(11,326)	(14,660)	(2,046)
Share of loss of equity investees	(93,089)	(380,859)	(53,166)
Other income, net	119,727	202,106	28,213
Loss before income tax expense	(10,221,551)	(11,697,264)	(1,632,874)
Income tax expense	(9,009)	(47,570)	(6,641)
Net loss	(10,230,560)	(11,744,834)	(1,639,515)
Accretion on redeemable non-controlling interests to redemption value	(162,546)	(292,864)	(40,882)
Net loss attributable to non-controlling interests	8,818	5,330	744
Net loss attributable to ordinary shareholders of NIO Inc.	(10,384,288)	(12,032,368)	(1,679,653)
Net loss	(10,230,560)	(11,744,834)	(1,639,515)
Other comprehensive income
Foreign currency translation adjustment, net of nil tax	96,951	260,479	36,361
Total other comprehensive income	96,951	260,479	36,361
Total comprehensive loss	(10,133,609)	(11,484,355)	(1,603,154)
Accretion on redeemable non-controlling interests to redemption value	(162,546)	(292,864)	(40,882)
Net loss attributable to non-controlling interests	8,818	5,330	744
Comprehensive loss attributable to ordinary shareholders of NIO Inc	(10,287,337)	(11,771,889)	(1,643,292)
Weighted average number of ordinary shares/ADS used in computing net loss per share/ADS
Basic and diluted	2,047,257,903	2,162,319,854	2,162,319,854
Net loss per share/ADS attributable to ordinary shareholders
Basic and diluted	(5.07)	(5.56)	(0.78)

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT)

(All amounts in thousands, except for share and per share data)

						Accumulated
					Additional	Other		Total	Non-
	Ordinary Shares		Treasury Shares		Paid in	Comprehensive	Accumulated	Shareholders’	Controlling	Total
	Shares	Par value	Shares	Amount	Capital	Income	Deficit	Equity	Interests	Equity
Balance as of December 31, 2023	2,073,522,118	3,622	(18,061,024)	(1,849,600)	117,717,254	432,991	(90,758,034)	25,546,233	189,399	25,735,632
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	(162,546)	—	—	(162,546)	—	(162,546)
Exercise of share options	2,881,202	5	—	—	23,587	—	—	23,592	—	23,592
Share based compensation of the restricted shares and share options	7,056,923	13	—	—	792,151	—	—	792,164	—	792,164
Foreign currency translation adjustment	—	—	—	—	—	96,951	—	96,951	—	96,951
Settlement of capped call options and zero strike call options (Note 11 (iii))	—	—	(13,404,825)	(709,490)	709,490	—	—	—	—	—
Capital withdrawal by non-controlling interests	—	—	—	—	—	—	—	—	(343)	(343)
Share lending arrangement (Note 20)	—	—	139,175	11,711	(11,711)	—	—	—	—	—
Net loss	—	—	—	—	—	—	(10,221,742)	(10,221,742)	(8,818)	(10,230,560)
Balance as of June 30, 2024 (Unaudited)	2,083,460,243	3,640	(31,326,674)	(2,547,379)	119,068,225	529,942	(100,979,776)	16,074,652	180,238	16,254,890

NIO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT)

(All amounts in thousands, except for share and per share data)

						Accumulated
					Additional	Other		Total	Non-
	Ordinary Shares		Treasury Shares		Paid in	Comprehensive	Accumulated	Shareholders’	Controlling	Total
	Shares	Par value	Shares	Amount	Capital	Income/(Loss)	Deficit	Equity/(Deficit)	Interests	Equity/(Deficit)
Balance as of December 31, 2024	2,094,978,828	3,660	(3,472,933)	(239,328)	118,688,242	582,659	(113,068,210)	5,967,023	97,523	6,064,546
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	(292,864)	—	—	(292,864)	—	(292,864)
Issuance of ordinary shares	136,800,000	246	—	—	3,684,647	—	—	3,684,893	—	3,684,893
Exercise of share options	1,326,807	2	—	—	17,152	—	—	17,154	—	17,154
Share based compensation of the restricted shares and share options	14,457,009	26	—	—	897,088	—	—	897,114	—	897,114
Foreign currency translation adjustment	—	—	—	—	—	260,479	—	260,479	—	260,479
Distribution to non-controlling interests	—	—	—	—	—	—	—	—	(5,385)	(5,385)
Share lending arrangement (Note 20)	—	—	576,555	100,172	(100,172)	—	—	—	—	—
Net loss	—	—	—	—	—	—	(11,739,504)	(11,739,504)	(5,330)	(11,744,834)
Balance as of June 30, 2025 (Unaudited)	2,247,562,644	3,934	(2,896,378)	(139,156)	122,894,093	843,138	(124,807,714)	(1,205,705)	86,808	(1,118,897)

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Six Months Ended June 30,
	2024	2025	2025
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
			Note 2(d)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(10,230,560)	(11,744,834)	(1,639,515)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,650,584	3,495,955	488,017
Expected credit loss reversal	(7,684)	(7,037)	(982)
Inventory write-downs	71,175	133,381	18,619
Impairment on long-term assets	55,331	—	—
Foreign exchange gain	(15,618)	(65,711)	(9,173)
Share-based compensation expenses	792,164	897,114	125,232
Investment loss/(income)	31,736	(6,649)	(928)
Loss on extinguishment of debt	11,326	14,660	2,046
Share of loss of equity investees, net of tax	93,089	380,859	53,166
Amortization of right-of-use assets	845,610	1,074,102	149,939
Loss on disposal of property, plant and equipment	13,721	46,287	6,461
Deferred income tax benefit	(1,030)	(181)	(25)
Changes in operating assets and liabilities:
Prepayments and other current assets	(1,128,588)	(200,378)	(27,972)
Inventory	305,812	(1,947,234)	(271,823)
Other non-current assets	1,624,608	524,080	73,159
Amount due from related parties	(1,967,435)	(3,695,065)	(515,811)
Operating lease liabilities	(810,011)	(612,123)	(85,449)
Taxes payable	342,564	99,620	13,906
Trade and notes receivable	2,700,736	324,317	45,273
Trade and notes payable	(5,282,602)	222,030	30,994
Accruals and other liabilities	(793,252)	(229,419)	(32,026)
Amount due to related parties, current	(241,479)	232,132	32,404
Amount due to related parties, non-current	282,733	28,478	3,975
Other non-current liabilities	629,300	109,173	15,241
Net cash used in operating activities	(10,027,770)	(10,926,443)	(1,525,273)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and intangible assets	(4,356,303)	(2,965,426)	(413,958)
Proceeds from disposal of property, plant and equipment	137,805	45,527	6,355
Purchases of short-term investments	(23,647,435)	(9,204,158)	(1,284,851)
Proceeds from sale of short-term investments	29,097,276	12,620,154	1,761,706
Purchase of available-for-sale debt investment	(52,842)	(1,820)	(254)
Capital injection to equity investees	(267,363)	(5,760)	(804)
Withdrawal of long-term investments	—	7,870	1,099
Purchase of held to maturity debt investments	(10,870)	(5,917)	(826)
Purchase of retained asset-backed securities	(124,000)	—	—
Proceeds from maturities of retained asset-backed securities	50,920	26,327	3,675
Net cash provided by investing activities	827,188	516,797	72,142
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	40,649	7,608	1,062
Capital withdrawal by non-controlling interests	(343)	—	—
Distributions to non-controlling interests	—	(1,616)	(226)
Capital injection from redeemable non-controlling interests	500,000	—	—
Proceeds from borrowings	6,893,061	4,124,888	575,812
Repayments of borrowings	(5,366,270)	(6,007,520)	(838,617)
Repurchase and repayments of convertible senior notes	(3,302,213)	(2,712,421)	(378,639)
Principal payments on finance leases	(11,586)	(13,653)	(1,906)
Proceeds from issuance of ordinary shares, net of issuance costs	—	3,684,893	514,391
Net cash used in financing activities	(1,246,702)	(917,821)	(128,123)
Effects of exchange rate changes on cash, cash equivalents and restricted cash	267,670	29,899	4,175
NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(10,179,614)	(11,297,568)	(1,577,079)
Cash, cash equivalents and restricted cash at beginning of the period	38,621,507	27,747,368	3,873,383
Cash, cash equivalents and restricted cash at end of the period	28,441,893	16,449,800	2,296,304
NON-CASH INVESTING AND FINANCING ACTIVITIES
Accruals related to purchase of property, plant and equipment	2,925,579	5,033,650	702,670
Accretion on redeemable non-controlling interests to redemption value	162,546	292,864	40,882
Supplemental Disclosure
Interest paid	387,420	411,221	57,404
Income taxes paid	23,767	64,465	8,999

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.    Organization and Nature of Operations

NIO Inc. (“NIO”, or the “Company”) was incorporated under the laws of the Cayman Islands in November 2014, as an exempted company with limited liability. The Company was formerly known as NextCar Inc. It changed its name to NextEV Inc. in December 2014, and then changed to NIO Inc. in July 2017. The Company, its subsidiaries and consolidated variable interest entities (the “VIEs”) are collectively referred to as the “Group”.

The Group is primarily engaged in the design, development, manufacturing, and sales of smart electric vehicles during the reporting periods. The Group also offers power solutions and comprehensive value-added services to its users. As of June 30, 2025, the Group’s primary operations are conducted in the People’s Republic of China (the “PRC”) and the Company’s principal subsidiaries and VIEs are as follows:

	Equity	Place and Date of incorporation
Subsidiaries	interest held	or date of acquisition	Principal activities
NIO Nextev Limited (“NIO HK”) (formerly known as Nextev Limited)	100%	Hong Kong, February 2015	Investment holding
NIO GmbH (formerly known as NextEV GmbH)	100%	Germany, May 2015	Design and technology development
NIO Co., Ltd. (“NIO SH”) (formerly known as NextEV Co., Ltd.)	100%	Shanghai, PRC, May 2015	Headquarter and technology development
NIO USA, Inc. (“NIO US”) (formerly known as NextEV USA, Inc.)	100%	United States, November 2015	Technology development
XPT Limited (“XPT”)	100%	Hong Kong, December 2015	Investment holding
XPT (Jiangsu) Investment Co., Ltd. (“XPT Jiangsu”)	100%	Jiangsu, PRC, May 2016	Investment holding
Shanghai XPT Technology Limited	100%	Shanghai, PRC, May 2016	Technology development
XPT (Nanjing) E-Powertrain Technology Co., Ltd. (“XPT NJEP”)	100%	Nanjing, PRC, July 2016	Manufacturing of E-Powertrain
XPT (Nanjing) Energy Storage System Co., Ltd. (“XPT NJES”)	100%	Nanjing, PRC, October 2016	Manufacturing of battery
NIO Power Express Limited (“PE HK)	100%	Hong Kong, January 2017	Investment holding
NIO User Enterprise Limited (“UE HK”)	100%	Hong Kong, February 2017	Investment holding
NIO Sales and Services Co., Ltd. (“UE CNHC”) (formerly known as Shanghai NIO Sales and Service Co., Ltd. )	100%	Shanghai, PRC, March 2017	Investment holding and sales and after sales management
NIO Energy Investment (Hubei) Co., Ltd. (“PE CNHC”) (Note (b))	100%	Wuhan PRC, April 2017	Investment holding
Wuhan NIO Energy Co., Ltd. (“PE WHJV”)	100%	Wuhan, PRC, May 2017	Investment holding
NIO Holding Co., Ltd. (“NIO China”) (formerly known as NIO (Anhui) Holding Co., Ltd.) (Note (a))	100%	Anhui, PRC, November 2017	Headquarter and technology development
XPT (Jiangsu) Automotive Technology Co., Ltd. (“XPT AUTO”)	100%	Nanjing, PRC, May 2018	Investment holding
NIO Financial Leasing Co., Ltd. (“NIO Leasing”)	100%	Shanghai, PRC, August 2018	Financial Leasing
NIO (Anhui) Co., Ltd. (“NIO AH”)	100%	Anhui, PRC, August 2020	Industrialization and technology development
NIO Technology (Anhui) Co., Ltd. (“NIO R&D”)	100%	Anhui, PRC, August 2020	Design and technology development
New Horizon B.V.	100%	Netherlands, November 2022	Investment holding
NIO Nextev Europe Holding B.V.(“NIO NL”)	100%	Netherlands, December 2020	Investment holding
NEU Battery Asset Co., Ltd. (“BAC Cayman”)	100%	Cayman Islands, May 2021	Investment holding
Instant Power Europe B.V. Co., Ltd. (“BAC NL”)	100%	Netherlands, June 2021	Battery Subscription Service
NEU Battery Asset (Hong Kong) Co., Ltd. (“BAC HK”)	100%	Hong Kong, July 2021	Investment holding
NIO Software Technology (Shanghai) Co., Ltd (“SHST”)	100%	Shanghai, PRC, July 2022	Technology development
NIO AI Technology Limited (“NIO AI Technology”)	96.970%	Cayman Islands, March 2021	Investment holding
NIO AI Technology Limited	96.970%	Hong Kong, May 2021	Investment holding
Anhui NIO Autonomous Driving Technology Co., Ltd. (“Anhui NIO AD”)	96.970%	Anhui, PRC, June 2021	Technology development

Place and Date of incorporation
VIEs and VIEs’ subsidiaries	or date of acquisition
Prime Hubs Limited (“Prime Hubs”)	BVI, October 2014
Beijing NIO Network Technology Co., Ltd. (“Beijing NIO”)	Beijing, PRC, July 2017
Anhui NIO AI Technology Co., Ltd. (“Anhui NIO AT”)	Anhui, PRC, April 2021
Anhui NIO Data Technology Co., Ltd. (“Anhui NIO DT”)	Anhui, PRC, October 2022
NIO Insurance Broker Co., Ltd(“NIO IB”) (formerly known as Huiding Insurance Broker Co., Ltd)	Anhui, PRC, January 2023

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Note (a) - NIO China

As of December 31, 2024 and June 30, 2025, the Company held 89.02% of total paid-in capital of NIO China. In accordance with NIO China’s share purchase agreements, the redemption of the non-controlling interests is at the holders of non-controlling interests’ option and is upon the occurrence of the events that are not solely within the control of the Company. Therefore, these redeemable non-controlling interests in NIO China were classified as mezzanine equity and are subsequently accreted to the redemption price using the agreed interest rate as a reduction of additional paid in capital (Note 19). With the redemption feature of the non-controlling interests, the Company is considered to effectively have 100% equity interest of NIO China as of December 31, 2024 and June 30, 2025.

In July 2025, The Group entered into a definitive agreement to exercise its right to make an additional investment of RMB20 billion in NIO China. Upon completion of this additional investment, the Group will hold a controlling equity interest of 91.8% in NIO China.

Note (b) – PE CNHC

As of December 31, 2024 and June 30, 2025, the Company held 90.91% of total paid-in capital of PE CNHC. In May 2024, the Group entered into several agreements with the holders of non-controlling interests, including a share purchase agreement of PE CNHC. In accordance with the share purchase agreement, the redemption of the non-controlling interests is at the holders of non-controlling interests’ option and is upon the occurrence of the events that are not solely within the control of the Company. Therefore, these redeemable non-controlling interests in PE CNHC were classified as mezzanine equity and are subsequently accreted to the redemption price using the agreed interest rate as a reduction of additional paid in capital (Note 19). With the redemption feature of the non-controlling interests, the Company is considered to effectively have 100% equity interest of PE CNHC as of June 30, 2025.

Variable interest entities

Prime Hubs

In October 2014, Prime Hubs, a British Virgin Islands (“BVI”) incorporated company, was established by Li Bin, a shareholder of the Group, to facilitate the adoption of the Company’s employee stock incentive plans on behalf of the Company. The Company entered into a management agreement with Prime Hubs and Li Bin. The agreement enables the Company to direct the activities that most significantly impact Prime Hubs’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Prime Hubs. As of December 31, 2024 and June 30, 2025, Prime Hubs held 3,250,002 Class A Ordinary Shares of the Company, respectively, other than which, Prime Hubs did not have any operations, nor any material assets or liabilities. All restricted shares granted under the Company’s Prime Hubs Restricted Shares Plan have been fully vested.

Beijing NIO

In April 2018, the Group entered into a series of contractual arrangements with Beijing NIO and its individual shareholders (the “Nominee Shareholders”), including, among others, an exclusive business cooperation agreement, a loan agreement, an equity pledge agreement, an exclusive call option agreement and a power of attorney, which enable the Company to direct the activities that most significantly impact Beijing NIO’s economic performance and obtain substantially all of the economic benefits arising from Beijing NIO. Management concluded that Beijing NIO is a variable interest entity and the Company is the ultimate primary beneficiary of Beijing NIO and hence consolidates the financial results of Beijing NIO. The Group operates value-added telecommunication services, including without limitation, performing internet information services, as well as holding certain related licenses, through Beijing NIO. For the six months ended June 30, 2024 and 2025, the financial position, result of operations and cash flow activities of Beijing NIO were immaterial to the consolidated financial statements.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Anhui NIO AT

In April 2021, Anhui NIO AT, was established by individual shareholders (the “Nominee Shareholders”). Anhui NIO AD entered into a management agreement with Nominee Shareholders. The agreement enables the Company to direct the activities that most significantly impact Anhui NIO AT’s economic performance, and enabled the Company to obtain substantially all of the economic benefits arising from them. Management concluded that Anhui NIO AT is a variable interest entity and the Company is the ultimate primary beneficiary of Anhui NIO AT and hence consolidates the financial results of Anhui NIO AT. In November 2022, concurrent with the termination of the said management agreement, the Group entered into a series of contractual arrangements with the Nominee Shareholders as well as Anhui NIO AT, including, among others, an exclusive business cooperation agreement, a loan agreement, an equity pledge agreement, an exclusive call option agreement and a power of attorney. These agreements enable the Company to direct the activities that most significantly impact Anhui NIO AT’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Anhui NIO AT. Management concluded that Anhui NIO AT continues to be a variable interest entity and the Company remains as the ultimate primary beneficiary of Anhui NIO AT. Therefore, the Group continues to consolidate the financial results of Anhui NIO AT’s financial statements. The Group intends to obtain requisite licenses for certain supporting functions during the development of autonomous driving technology through Anhui NIO AT. For the six months ended June 30, 2024 and 2025, the financial position, result of operations and cash flow activities of Anhui NIO AT were immaterial to the consolidated financial statements.

Anhui NIO DT and NIO IB

In October 2022, the Group entered into a series of contractual arrangements with Anhui NIO DT and its individual shareholders (the “Nominee Shareholders”), including, among others, an exclusive business cooperation agreement, a loan agreement, an equity pledge agreement, an exclusive call option agreement and a power of attorney, which enable the Group to direct the activities that most significantly impact Anhui NIO DT’s economic performance and obtain substantially all of the economic benefits arising from Anhui NIO DT. Management concluded that Anhui NIO DT is a variable interest entity and the Company is the ultimate primary beneficiary of Anhui NIO DT and hence consolidates the financial results of Anhui NIO DT in the Group’s consolidated financial statements. In January 2023, Anhui NIO DT acquired NIO IB. NIO IB was a company holding the insurance brokerage license and does not meet the criteria necessary to be defined as a business under US GAAP. Accordingly, the Group accounted for this transaction as an asset acquisition. The Group provides insurance brokerage services which are mainly vehicle-related and property-related and holds requisite licenses through Anhui NIO DT and NIO IB. For the six months ended June 30, 2024 and 2025, the financial position, result of operations and cash flow activities of Anhui NIO DT and NIO IB were immaterial to the consolidated financial statements.

Liquidity and Going Concern

The Group’s unaudited interim condensed consolidated financial statements have been prepared on a going concern basis.

The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB10.2 billion and RMB11.7 billion, and operating cash outflow of RMB10.0 billion and RMB10.9 billion, for the six months ended June 30, 2024 and 2025. The Group’s accumulated deficit amounted to RMB113.1 billion and RMB124.8 billion as of December 31, 2024 and June 30, 2025, respectively. As of June 30, 2025, the Group’s current liabilities exceeded current assets in the amount of RMB9.8 billion and the Group’s total shareholders’ deficit was RMB1.1 billion. As of June 30, 2025, the Group’s balances of cash and cash equivalents, restricted cash and short-term investment totaled RMB27.1 billion, and the Group had trade and notes payable of RMB35.0 billion, accruals and other liabilities of RMB17.3 billion, and outstanding borrowing of RMB6.2 billion due in the next 12 months.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Therefore, the Group’s ability to continue as a going concern is largely dependent on the successful implementation of management’s business plan to mitigate these adverse conditions, which includes growing the Group’s revenue by increasing sales volume of electric vehicles from existing and new vehicle models, continuing to optimize operation efficiency to improve operating cash flows, maintaining a reasonable working capital turnover rate by managing collection of receivables and settlement of payables, and raising funds from banks under available credit quotas and other sources when needed. Management has prepared a cash flows forecast covering the twelve months from the date of issuance of the unaudited interim condensed consolidated financial statements after giving consideration to its business plan as noted above and the evaluation of the probability of the successful implementation of such business plan. Management has assessed the uncertainties as to the successful execution of such business plan and concluded it is probable that the business plan will be effectively implemented, and the Group’s available cash and cash equivalents, restricted cash and short-term investments, cash generated from operating activities and funds from available credit quotas and other sources will be sufficient to support its continuous operations and necessary capital expenditures, and to meet its payment obligations when liabilities fall due within the twelve months from the date of issuance of the unaudited interim condensed consolidated financial statements.

2.    Summary of Significant Accounting Policies

(a) Basis of presentation

The unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below. The interim financial data as of June 30, 2024 and 2025 and for the six months ended June 30, 2024 and 2025 is unaudited. In the opinion of management, the interim financial data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The interim consolidated financial statements and the accompanying notes should be read in conjunction with the annual consolidated financial statements and the accompanying notes contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024.

(b) Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIEs for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the “Board”); to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The Company applies the guidance under Accounting Standards Codification 810, Consolidations (“ASC 810”) on accounting for the VIEs. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns, or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor. ASC 810 requires variable interest entities to be consolidated by the primary beneficiary which has a controlling financial interest of variable interest entities. The Company is considered as the primary beneficiary of the VIEs and thus consolidates the financial statements of each of these entities under U.S. GAAP.

All significant transactions and balances between the Company, its subsidiaries and the VIEs have been eliminated upon consolidation. The non-controlling interests in consolidated subsidiaries are shown separately in the unaudited interim condensed consolidated financial statements.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(c) Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the unaudited interim condensed consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s unaudited interim condensed consolidated financial statements mainly include, but are not limited to, warranty liabilities, determination of standalone selling price regarding multiple performance obligations, fair value of available-for-sale debt security investments and equity securities using fair value option investments, lower of cost and net realizable value of inventories, inventory valuation for excess and obsolete inventories, losses on purchase commitments, allowance for current expected credit loss, depreciable lives of property, equipment and software, subsequent measurement of equity securities measured under measurement alternatives, assessment for impairment of long-lived assets, valuation of deferred tax assets, valuation and recognition of share-based compensation, fair value of short-term investments, discount rate of lease liabilities, and current or non-current classification of receivables. Actual results could differ from those estimates.

(d) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the six months ended June 30, 2025 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.1636, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2025. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2025, or at any other rate.

(e) Fair value

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3 — Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

As disclosed in Note 2(k), the Group’s equity securities with readily determinable fair values are carried at fair value using quoted market prices that are currently available on a securities exchange and are classified within Level 1.

The Group’s investments in money market funds, financial products issued by banks and certain retained asset backed securities are carried at fair value, which are classified within Level 2 and valued using directly or indirectly observable inputs in the market place. As of December 31, 2024 and June 30, 2025, such investments aggregately amounted to RMB6,109,606 and RMB1,294,223, respectively.

As disclosed in Note 2(n), the Group’s derivative instruments are carried at fair value, which are classified within Level 2 and valued using indirectly observable inputs in the market place.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

As disclosed in Note 8, the Group’s available-for-sale debt security investments include investments the Group made in private companies which contains substantive redemption and preferential rights. The Group’s equity securities investments measured using fair value option include an investment the Group made in a private company which contains certain preferential rights. Such investments are classified within Level 3 for fair value measurement. As of December 31, 2024 and June 30, 2025, the carrying value of the investments were RMB1,277,068 and RMB1,278,557, respectively. The Group re-measured the respective fair values using a market approach by adopting a backsolve method, which determined the estimated fair value of the investments through comparison to a recent transaction and applied significant unobservable inputs and assumptions. For the six months ended June 30, 2024 and 2025, fair value changes of available-for-sale debt security investments and equity securities investments using fair value option were not material. The significant unobservable inputs adopted in the valuation as of December 31, 2024 and June 30, 2025 are as follows:

	December 31, 2024	June 30, 2025
(Unaudited)
Unobservable Input
Expected volatility	49%-52%	46%-52%
Probability	Liquidation scenario: 20%-43% Redemption scenario: 0%-43% IPO scenario:15%-80%	Liquidation scenario: 20%-43% Redemption scenario: 0%-43% IPO scenario: 15%-80%

As disclosed in Note 19, the warrants issued by PE CNHC in May 2024 are not traded in an active securities market. As such, the Company estimated its fair value using the binomial option pricing model as of June 30, 2025 using the assumptions including fair value per share, dividend yield, time to maturity, risk free interest rate and expected volatility. As of June 30, 2025, the carrying value of the warrant was not material.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term investments, trade receivables, amounts due from related parties, deposits and other receivables, available-for-sale debt security investments, retained asset - backed securities, trade and notes payable, amounts due to related parties, other payables, derivative instruments, short-term borrowings, lease liabilities and long-term borrowings. As of December 31, 2024 and June 30, 2025, other than as discussed above, the carrying values of these financial instruments approximated to their respective fair values.

(f) Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash at hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

Cash which is restricted to withdrawal for use or pledged as security is reported separately on the face of the consolidated balance sheets. The Group’s restricted cash mainly represents secured deposits held in designated bank accounts for bank acceptance notes, letter of credit, letters of guarantee and others. The restricted cash is classified according to the contractual term of the restriction imposed.

Cash, cash equivalents and restricted cash as reported in the consolidated statements of cash flows are presented separately on our consolidated balance sheets as follows:

	December 31,	June 30,
	2024	2025
		(Unaudited)
Cash and cash equivalents	19,328,920	7,111,459
Restricted cash	8,320,728	9,260,268
Long-term restricted cash	97,720	78,073
Total	27,747,368	16,449,800

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(g) Short-term investments

Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year, which are stated at amortised cost, and investments in money market funds and financial products issued by banks, which are measured at fair value. As of December 31, 2024 and June 30, 2025, the short-term investments amounted to RMB14,137,566 and RMB10,689,430, respectively, among which, RMB11,372,254 and RMB9,835,406, were restricted as collateral for notes payable and letter of guarantee as of December 31, 2024 and June 30, 2025, respectively.

(h) Expected credit losses

The Group’s trade and notes receivable, receivables of installment payments, deposits and other receivables are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables, deposits and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances.

For the six months ended June 30, 2024 and 2025, the Group reversed RMB7,684 and RMB7,037 in expected credit loss provisions in selling, general and administrative expenses, respectively. As of June 30, 2025, the expected credit loss reserve for current and non-current assets are RMB62,630 and RMB40,313, respectively. As of December 31, 2024, the expected credit loss reserve for current and non-current assets are RMB50,594 and RMB59,386, respectively.

(i) Inventory

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the average basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Group records inventory write-downs for excess or obsolete inventories or accrues costs of inventory commitments based upon assumptions on current and future demand forecasts. If the inventory on hand or inventory purchase commitments is in excess of future demand forecast, the excess amounts are written down or accrued. The Group also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

(j) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, generally over their estimated useful lives on a straight-line basis. Depreciation for mold and tooling is computed using the units-of-production method, including capitalized interest costs which are amortized over the total estimated units of production of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The estimated useful lives are as follows:

Useful lives
Buildings and constructions	20 years
Production facilities	3-10 years
Charging and power swap infrastructure	5 to 8 years
R&D equipment	5 to 15 years
Computer and electronic equipment	3 to 5 years
Purchased software	1 to 5 years
Leasehold improvements	Shorter of the estimated useful life or remaining lease term (ranging from 1-10 years)
Vehicles for corporate use or customers’ subscription	5 years
Others (office equipment, after-sales equipment, etc.)	3 to 5 years

The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. Interest expense on outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest on construction-in-progress is included within property, plant and equipment and is amortized over the useful life or units of production of the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in the consolidated statements of comprehensive loss.

(k) Long-term investments

The Group’s long-term investments include equity investments in entities and debt security investments.

Investments in entities in which the Group can exercise significant influence and holds an investment in voting common stock or in substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments — Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investments at fair value. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Equity securities with readily determinable fair values and over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock are measured at fair value, with changes in fair value reported through earnings.

Equity securities without readily determinable fair values and over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes.

The Group elected the fair value option (“FVO”) at the date of initial recognition under ASC 825 for certain equity securities, with changes in fair value reported through earnings.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Available-for-sale debt security investments are reported at estimated fair value with the aggregate unrealized gains and losses, net of tax, reflected in accumulated other comprehensive loss in the consolidated balance sheets. Gain or losses are realized when the investments are sold or when dividends are declared or payments are received. If the amortized cost basis of an available-for-sale security exceeds its fair value and if the Company has the intention to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis, an impairment is recognized in the consolidated statements of comprehensive loss. If the Company does not have the intention to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis and the Company determines that the decline in fair value below the amortized cost basis of an available-for-sale security is entirely or partially due to credit-related factors, the credit loss is measured and recognized as an allowance for credit losses in the consolidated statements of comprehensive loss. The allowance is measured as the amount by which the debt security’s amortized cost basis exceeds the Company’s best estimate of the present value of cash flows expected to be collected.

Held-to-maturity debt security investment are reported at amortized cost. The securities are held to collect contractual cash flows, and the Group has the positive intent and ability to hold those securities to maturity.

Trading securities are acquired and held principally for the purpose of selling them. The securities are reported at fair value, and subsequent changes in the fair value are recognized through net income.

The Group monitors its investments measured under equity method for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information. No impairment charge was recognized for the six months ended June 30, 2024 and 2025.

(l) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charges recognized for the six months ended June 30, 2024 and 2025 was RMB55,331 and nil, respectively.

(m) Warranty liabilities

The Group accrues a warranty reserve for all new vehicles sold by the Group, which includes the Group’s best estimate of the projected costs to repair or replace items under warranty. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve when the Group accumulates more actual data and experience in the future.

The portion of the warranty reserve expected to be incurred within the next 12 months is included within accruals and other liabilities, while the remaining balance is included within other non-current liabilities on the consolidated balance sheets. Warranty expense is recorded as a component of cost of revenues in the consolidated statements of comprehensive loss.

The Group does not consider standard warranty as being a separate performance obligation as it is intended to provide assurance that a product complies with agreed-upon specifications and is not viewed as a distinct obligation. Accordingly, standard warranty is accounted for in accordance with ASC 460, Guarantees.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The following table shows a reconciliation in the current reporting period related to carried-forward warranty liabilities:

	For the Six Months Ended June 30,
	2024	2025

Warranty – beginning of the period	3,912,224	4,720,712
Provision for warranty	605,736	381,220
Warranty costs incurred	(139,523)	(137,619)
Warranty – end of the period	4,378,437	4,964,313

(n) Derivatives instruments and hedging

Derivative instruments are carried at fair value, which generally represent the estimated amounts the Group expects to receive or pay upon termination of the contracts as of the reporting date. Derivative financial instruments are not used for trading or speculative purposes.

(o) Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

●	provides all of the benefits received and consumed simultaneously by the customer; or
●	creates and enhances an asset that the customer controls as the Group performs; or
●	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

When either party to a contract has performed, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. As of December 31, 2024 and June 30, 2025, the Group did not record any contract assets.

A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. The Group’s contract liabilities primarily resulted from the multiple performance obligations identified in the customer contract, which is recorded as deferred revenue and advance from customers.

The Group generates revenue from (i) vehicle sales, (ii) parts, accessories and after-sales vehicle services, (iii) provision of power solutions and (iv) others.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Vehicle sales

The Group generates revenue from sales of electric vehicles, together with a number of embedded products and services through a series of contracts. The Group identifies the users who purchase the vehicle as its customers. In general, there are multiple distinct performance obligations explicitly stated in a series of contracts in addition to sales of vehicles, which may include home chargers, vehicle connectivity services, extended warranty services and battery swapping services, some of which are only granted to certain initial users. These multiple distinct performance obligations are accounted for in accordance with ASC 606. The standard warranty provided by the Group is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when the Group transfer the control of vehicle to a user.

In the instance that customers only pay the amount after deducting the government subsidies to which they are entitled for the purchase of electric vehicles, the government subsidies are applied and collected by the Group or Jianghuai Automobile Group Co., Ltd. (“JAC”) from the government on behalf of the customers. The government subsidy is considered as a part of the transaction price it charges the customers for the electric vehicle, as the subsidy is granted to the buyer of the electric vehicle instead of the Group and the buyer remains liable for such amount to the Group in the event the subsidies were not received by the Group.

In the instance that some eligible customers elect installment payment for battery or the auto financing arrangements, the Group believes such arrangement contains a significant financing component and as a result adjusts the transaction price to reflect the impact of time value on the transaction price using an appropriate discount rate (i.e. the interest rates of the loan reflecting the credit risk of the borrower). Interest income from such arrangements with a significant financing component is presented as other sales. Receivables related to the battery installment payment and auto financing programs that are expected to be repaid by customers beyond one year of the dates of the financial statements are recognized as non-current assets. The difference between the gross receivable and the respective present value is recorded as unrealized finance income. Interest income from such arrangements with a significant financing component is presented separately from revenue from contracts with customers.

The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, considering the Group’s pricing policies and practices, and the data utilized in making pricing decisions. The overall contract price is then allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. The revenue for vehicle sales and home chargers are recognized at a point in time when the control of the product is transferred to the customer. For the vehicle connectivity services and battery swapping services, the Group recognizes the revenue over time using a straight-line method during the estimated beneficial period. For the performance obligations which are only granterd to initial owners, the estimated beneficial period is based on the estimated length of time that the initial owner owns the vehicles before it is re-sold to secondary market. As for the extended warranty services, given limited operating history and lack of sufficient historical data, the Group decides to recognize the revenue over time based on a straight-line method initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

As the consideration for the vehicle and all embedded services are generally paid in advance, which means the payments received are prior to the transfer of goods or services by the Group, the Group records a contract liability (deferred revenue) for the allocated amount regarding those unperformed obligations. As of December 31, 2024 and June 30, 2025, the balances of contract liabilities (deferred revenue) from vehicle sales contracts were RMB6,349,012 and RMB6,236,488, respectively.

Battery as a Service (BaaS)

The Battery as a Service (the “BaaS”), allows users to purchase electric vehicles without batteries and subscribe for the usage of batteries separately. In PRC, under the BaaS, the Group sells batteries to Wuhan Weineng Battery Asset Co., Ltd. and its subsidiaries (the “Battery Asset Company”), an equity investee of the Group, on a back-to-back basis when the Group sells the vehicle to the BaaS users and the BaaS users subscribe for the usage of the batteries from the Battery Asset Company by paying a monthly subscription fee to the Battery Asset Company. The promise to transfer the control of the batteries to the Battery Asset Company is the only performance obligation in the contract with the Battery Asset Company for the sales of batteries. The Group recognizes revenue from the sales of batteries to the Battery Asset Company when the vehicles (together with the batteries) are delivered to the BaaS users which is the point that control of the batteries is transferred to the Battery Asset Company.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Together with the sales of the batteries, the Group entered into service agreements with the Battery Asset Company, pursuant to which the Group provides services to the Battery Asset Company including batteries monitoring, maintenance, upgrade, replacement, IT system support, etc., with monthly service charges. In case of any default in payment of monthly rental fees from users, the Battery Asset Company also has right to request the Group to track and lock down the battery subscribed by the users to limit its usage. In addition, in furtherance of the BaaS, the Group agreed to provide guarantee to the Battery Asset Company for the default in payment of monthly subscription fees from users. The maximum amount of guarantee that can be claimed by the Battery Asset Company for the users’ payment default shall not be higher than the accumulated service fees the Group receives from the Battery Asset Company.

For services provided to the Battery Asset Company, revenue is recognized over the period when services are rendered. As for financial guarantee liabilities, the provision of guarantee is linked to and associated with services rendered to the Battery Asset Company and the payment of guarantee amount is therefore accounted for as the reduction to the revenue from the Battery Asset Company.

The fair value of the guarantee liabilities is determined by taking considerations of the default pattern of the Group’s existing battery installment programs provided to users. At each period end, the financial liabilities are remeasured with the corresponding changes recorded as the reduction to the revenue. For the six months ended June 30, 2024 and 2025, both service revenue and guarantee liability were immaterial.

Since 2022, the BaaS users are also provided with the option to buy out the batteries in PRC. Under this arrangement, BaaS users and the Battery Asset Company enter into battery subscription termination agreement, and the Group purchases the outgoing batteries from the Battery Asset Company, after which the Group sells batteries with qualified performance to the BaaS users. These transactions are arranged on back-to-back basis under which the Group is in substance rendering the agency service to facilitate the BaaS users which are also the customers of the Group to complete the purchase of batteries from the Battery Asset Company. The Group therefore recognizes revenue of the service to facilitate the BaaS batteries buy out transactions on net basis with the amount of the difference between the consideration the Group receives from the BaaS users for the battery sales and the price of batteries the Group pays to the Battery Asset Company. Upon the completion of BaaS buy-out, the Group stops to provide battery service and is not obliged to provide guarantee and warranty related to the relevant batteries to the Battery Asset Company.

Practical expedients and exemptions

The Group follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that certain value-added services are not performance obligations considering that they are not critical items for vehicle driving and the usage of these services are expected to be very limited. The Group also performs an estimation on the standalone fair value of each promise applying a cost plus margin approach and concludes that the standalone fair value of these services are insignificant individually and in aggregate, representing less than 3% of vehicle gross selling price and aggregate fair value of each individual promise.

Parts, accessories and after-sales vehicle services

The Group sells parts and accessories to the third party authorized service centers and its users, and provides after-sales vehicle services to users, including, repair, maintenance, extended warranty services and other vehicle services. Revenue from the sales of parts and accessories is recognized when the control of the products is transferred to the customers. Revenue from after-sales services is recognized when the services are rendered.

Provision of power solutions

The Group provides power solutions to users, including sale of charging piles, provision of battery charging and swapping services, battery upgrade service, BaaS battery buy-out service and other power solution services. Revenue from the services is recognized when relevant services are rendered. Revenue from the sales of charging piles is recognized when the control of the products is transferred to the customers.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Battery swapping service

The Group provides battery swapping service to users with convenient “recharging” experience by swapping the user’s battery for another one. The battery swapping service is in substance a charging service instead of non-monetary exchanges or sales of batteries as the batteries involved in such swapping are the same in capacity and very similar in performance.

For performance obligation of the battery swapping service sold together with the vehicles (i.e. monthly free-of-charge quota), the Group recognizes the revenue over time using a straight-line method in the estimated beneficial period, being the estimated length of time that the initial owner owns the vehicle. For the battery swapping beyond monthly free-of-charge quota for which additional considerations are paid by the users, the Group recognizes revenue when the battery swapping service is completed.

Battery upgrade service

The Group provides battery upgrade service to both BaaS users and non-BaaS users. The users can exchange their batteries with lower capacity for the batteries with higher capacity from the Group with a fixed cash consideration. The battery upgrade service is in substance the provision of incremental battery capacity service to the users instead of non-monetary battery exchanges or sales of battery. Therefore, under non-BaaS model, the revenue from the battery upgrade service is recognized at the amount of cash consideration paid by users at a point in time when the service is rendered. Under the BaaS model, since the ownership of originally installed battery belongs to the Battery Asset Company, when a user requests battery upgrade, the Group actually upgrades the battery that belongs to the Battery Asset Company and recognize revenue for the battery upgrade service at the amount paid by the Battery Asset Company when upgrade service is rendered. BaaS users will then pay a higher monthly subscription fee to the Battery Asset Company for subscribing for the battery with higher capacity.

Others

Other revenues consists of sales of used vehicles, auto financing services, technical services, retail merchandise, automotive regulatory credits, embedded products and services offered together with vehicle sales, including vehicle connectivity services, and other products and services. Revenue is recognized when relevant services are rendered or control of the products is transferred.

Technical services

The Group provides a range of technical services to customers, including technologies licensing, engineering, development, testing, sourcing, support and consultancy services. Revenue from technical services is recognized when relevant services are rendered.

Among these services, the Group generates revenue from providing a non-exclusive, non-transferable and sublicensable worldwide license of the Group’s existing and future iteration of technical information, technical solutions, software and intellectual property rights in relation to its electric vehicle platform (collectively referred to as the “Licensed Technologies”) to a related party and its affiliates. The consideration agreed includes one-time fixed amount of license fee plus royalties determined based on licensed products sold by licensee in the future. The functionality of the Licensed Technologies granted to this related party is expected to substantively change during the license period, and the related party is practically required to use the updated Licensed Technologies. This arrangement is considered as one performance obligation to provide access to the Group’s technology, which is continuously developed and upgraded by the Group over the license period. The license fee is recognized in revenue on a straight-line basis over the license period and the sales-based royalties is recognized when the subsequent sale occurs.

Sales of automotive regulatory credits

New Energy Vehicle (“NEV”) mandate policy launched by China’s Ministry of Industry and Information Technology (“MIIT”) specifies the NEV credit targets and as all of the Group’s products are NEVs, the Group is able to generate NEV credits above target. The credits earned per vehicle is dependent on various metrics such as vehicle driving range and battery energy efficiency, and is calculated based on the MIIT published formula. Excess positive NEV credits are tradable to other vehicle manufacturers through a credit management system established by the MIIT on a separately negotiated basis. The Group sells these credits at agreed price to other vehicle manufacturers.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Considerations for automotive regulatory credits are typically received at the point control transfers to the customer, or in accordance with payment terms customary to the business. The Group recognizes revenue on the sale of automotive regulatory credits at the time control of the regulatory credits is transferred to the purchasing party as other sales revenue in the consolidated statements of comprehensive loss.

Incentives

The Group frequently offers NIO points, a self-managed customer loyalty program, and coupons under various scenarios, which can be redeemed to acquire free or discounted goods or services provided by the Group, including accessories, branded merchandise and other services etc. The major accounting policy for those incentives is described as follows:

(i) Incentives in connection with sales transactions

NIO points and coupons granted in connection with the sales transaction that provide a material right to the customer give rise to a separate performance obligation according to ASC 606, and are taken into consideration when allocating the transaction price of the sales. The Group determines the standalone selling price of each point or coupon based on estimated incremental discount adjusted for redemption probability, which is estimated based on the historical redemption pattern. The amount allocated to the NIO points and coupons as separate performance obligation is recorded as contract liability (deferred revenue) and revenue should be recognized when future goods or services are transferred or when the NIO points and coupons expire.

A coupon that can be applied against amounts owed to the Group in a future sale transaction is consideration payable to a customer, which is accounted for as a reduction of the transaction price and, therefore, of revenue.

(ii) Incentives in other scenarios

NIO points and coupons are also granted for encouraging user engagement and generating market awareness, such as inviting friends to test drive or purchase a vehicle, frequent sign-ins to the Group’s mobile application, participating in community activities, etc. The Group accounts for such NIO points and coupons as selling, general and administrative expenses with a corresponding liability recorded under other current liabilities of its consolidated balance sheets upon the NIO points and coupons are granted. The Group estimates the liabilities based on cost of the products and services that can be redeemed, and its estimate of probability of redemption. At the time of redemption, the Group records a reduction of inventory and other current liabilities. In certain cases where merchandise is sold for cash in addition to NIO points, the Group records revenue of other sales for the amount of cash received.

For the six months ended June 30, 2024 and 2025, the revenue portion allocated to the NIO points and coupons as a separate performance obligation was RMB708,482 and RMB640,036, respectively, which is recorded as contract liability (deferred revenue). For the six months ended June 30, 2024 and 2025, the total NIO points and coupons recorded as selling, general and administrative expenses was RMB122,704 and RMB122,196, respectively.

As of December 31, 2024 and June 30, 2025, liabilities recorded related to unredeemed NIO points and coupons were RMB2,017,516 and RMB2,112,784, respectively.

(p) Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB1,326,341 and RMB1,609,639 for the six months ended June 30, 2024 and 2025, respectively.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(q) Government grants

The Company’s subsidiaries received government subsidies from certain local governments. The Group’s government subsidies consisted of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as product development and renewal of production facilities. Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Group; receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. The Group recorded specific purpose subsidies as deferred income when received. For specific subsidies, upon government acceptance of the related project development or asset acquisition, the specific purpose subsidies are recognized to reduce related R&D expenses or the depreciation expense of asset during the period when the relevant expenses are recognized. Other subsidies are recognized as other operating income upon receipt as further performance by the Group is not required.

(r) Income taxes

Income tax expense for the interim consolidated financial statements is determined using an estimate of the Company’s annual effective tax rate, which is based upon the applicable tax rates and tax laws of the countries in which the income is generated. Deferred income taxes are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

The Group records liabilities related to uncertain tax positions when, despite the Group’s belief that the Group’s tax return positions are supportable, the Group believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. The Group did not recognize uncertain tax positions as of December 31, 2024 and June 30, 2025.

(s) Share-based compensation

The Company grants restricted shares and share options of the Company and its subsidiary to eligible employees and non-employee consultants and accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation and ASU 2018-07-Compensation-stock compensation (Topic 718)-Improvements to non-employee share-based payment accounting.

Employees’ share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at the grant date if no vesting conditions are required; or b) for share options or restricted shares granted with only service conditions, using the straight-line vesting method, net of estimated forfeitures, over the vesting period; or c) for share options where the underlying share is liability within the scope of ASC 480, using the graded vesting method, net of estimated forfeitures, over the vesting period, and re-measuring the fair value of the award at each reporting period end until the award is settled.

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

In April 2019, the Group adopted ASU 2018-07, “Compensation — Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting”. Upon the adoption of this guidance, the Group no longer re-measures equity-classified share-based awards granted to consultants or non-employees at each reporting date through the vesting period and the accounting for these share-based awards to consultants or non-employees and employees was substantially aligned. Share-based compensation expenses for share options and restricted shares granted to non-employees are measured at fair value at the date when such awards are granted and recognized over the period during which the service from the non-employees is provided.

The binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions including the expected share price volatility, actual and projected employee and non-employee share option exercise behavior, risk-free interest rates and expected dividends.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Group for accounting purposes.

For restricted shares granted by one of the Company’s subsidiaries to employees, determination of related estimated fair values (the subsidiaries are not publicly traded) requires complex and subjective judgments due to limited financial and operating history, unique business risks and limited comparable public information. Key inputs and assumptions underlying the determined fair value of these restricted shares include but are not limited to the pricing of recent rounds of financing, future cash flow forecasts, discount rates, and liquidity factors relevant to each of the respective subsidiaries.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Group uses historical data to estimate pre-vesting options and records share-based compensation expenses only for those awards that are expected to vest.

(t) Leases

As the lessee, the Group recognizes in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, the Group makes an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities and recognizes lease expenses for such lease generally on a straight-line basis over the lease term. The Group primarily uses the discount rate at the lease commencement date using the rate implicit in the lease. If the information necessary to determine the rate implicit in the lease is not readily available, the Group uses its incremental borrowing rate(“IBR”). The IBR is determined by the Group’s best understanding of the interest rate the Group would bear to borrow an amount equal to the lease payments in a similar economic environment over the lease term based on its credit rating. Operating lease assets are included within right-of-use assets— operating lease, and the corresponding operating lease liabilities are included within operating lease liabilities on the consolidated balance sheets. Finance lease assets are included within other non-current assets, and the corresponding finance lease liabilities are included within accruals and other liabilities for the current portion, and within other non-current liabilities on the consolidated balance sheets.

(u) Dividends

Dividends are recognized when declared. No dividends were declared for the six months ended June 30, 2024 and 2025.

(v) Earnings/(loss) per share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Accretion of the redeemable noncontrolling interests is deducted from the net income/(loss) to arrive at net income/(loss) attributable to the Company’s ordinary shareholders. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of unvested restricted shares, restricted share units and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method) and ordinary shares issuable upon the conversion of the convertible senior notes issued by the Company (using the if-converted method). Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(w) Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. This segment is engaged in smart electric vehicles related business. The Group derives revenue primarily in the “PRC” and manages the business activities on a consolidated basis.

The primary measure of segment profitability for the Group operating segment is considered to be net loss. Net loss is used by the CODM to monitor budget versus actual results as well as comparation with the Group’s competitors, which are used in assessing performance of the segment. Significant segment expenses reviewed by the CODM on a regular basis included within net loss include cost of sales, research and development expenses and selling, general and administrative expenses which are separately presented on the Group’s Consolidated Statements of Comprehensive Loss. Other segment items within net loss include interest and investment income, interest expenses, share of income/(loss) of equity investees, other (loss)/income, net and income tax expense/(benefit).

The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

3.    Recent Accounting Pronouncements

(a)	Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-08, Accounting for and Disclosure of Crypto Assets (Subtopic 350-60). This ASU requires certain crypto assets to be measured at fair value separately in the balance sheet and income statement each reporting period. This ASU also enhances the other intangible asset disclosure requirements by requiring the name, cost basis, fair value, and number of units for each significant crypto holding. The ASU is effective for annual periods beginning after December 15, 2024, including interim periods within those fiscal years. Adoption of the ASU requires a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the annual reporting period in which an entity adopts the amendments. The Group adopted this ASU from January 1, 2025, which did not have a material impact on the Group’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in our annual consolidated financial statements, once adopted. The Group adopted this ASU from January 1, 2025, which did not have a material impact on the Group’s consolidated financial statements.

(b)	Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, and issued subsequent amendment within ASU 2025-01 to clarify the effective date. ASU 2024-03 requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses. A reporting entity is required to 1) disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas-producing activities (DD&A) (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e); 2) include certain amounts that are already required to be disclosed under current generally accepted accounting principles in the same disclosure as the other disaggregation requirements; 3) disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and 4) disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is in the process of assessing the impact of this ASU on the Group’s consolidated financial statements.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20). The amendments in this ASU clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is in the process of assessing the impact of the amendments on the Group’s consolidated financial statements.

4.    Concentration and Risks

(a) Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, trade receivables, amount due from related parties, deposits and other receivables. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2024 and June 30, 2025, the great majority of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC and the United States which management believes are of high credit quality based on their credit ratings.

(b) Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents and restricted cash denominated in RMB that are subject to such government controls amounted to RMB19,902,484 and RMB12,099,603 as of December 31, 2024 and June 30, 2025, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

(c) Foreign currency exchange rate risk

Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. While the international reaction to the RMB appreciation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against other currencies.

(d)Concentration of customers and suppliers

The following tables summarized the customer with greater than 10% of the total revenue and account receivables:

	Six Months Ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
Percentage of the total revenue
Customer A [1]	13%	16%

	December 31,	June 30,
	2024	2025
		(Unaudited)
Percentage of the account receivables
Customer A [1]	81%	88%

[1] A related party of the Group

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The following tables summarizes the supplier with greater than 10% of the total purchase and payables:

	Six Months Ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
Percentage of the total purchase
Supplier A	15%	12%

	December 31,	June 30,
	2024	2025
		(Unaudited)
Percentage of the account payables
Supplier A	16%	12%

5.    Inventory

	December 31,	June 30,
	2024	2025
		(Unaudited)
Raw materials	2,273,991	2,362,350
Work in process	141,195	190,206
Finished Goods	4,291,167	5,363,773
Merchandise	626,772	692,816
Less: inventory provision	(245,902)	(365,808)
Total	7,087,223	8,243,337

Raw materials primarily consist of materials for volume production as well as spare parts used for aftersales services.

Finished goods include vehicles ready for transit at production factory, vehicles in transit to fulfill customer orders, new vehicles available for immediate sale at the Group’s sales and service center locations and charging piles.

Merchandise includes accessories and branded merchandise which can be redeemed by customer loyalty program.

Inventory write-downs recorded in cost of sales for the six months ended June 30, 2024 and 2025 were RMB71,175 and RMB133,381, respectively.

6.    Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	December 31,	June 30,
	2024	2025
		(Unaudited)
Deductible VAT input	2,326,470	2,712,115
Prepayment to vendors	755,376	1,248,448
Deposits	376,130	248,070
Receivables from third party online payment service providers	85,621	83,823
Other receivables	91,271	154,470
Less: Allowance for credit losses	(1,912)	(1,931)
Total	3,632,956	4,444,995

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

7.    Property, Plant and Equipment, Net

Property, plant and equipment and related accumulated depreciation were as follows:

	December 31,	June 30,
	2024	2025
		(Unaudited)
Mold and tooling	7,108,020	9,250,807
Production facilities	6,845,010	9,045,133
Charging & battery swap equipment	7,761,253	8,617,932
Leasehold improvements	6,124,611	6,365,822
Construction in process	3,616,078	2,064,631
Computer and electronic equipment	1,922,333	1,923,728
Corporate vehicles	1,949,132	1,839,294
R&D equipment	1,635,821	1,671,450
Purchased software	1,349,419	1,369,918
Buildings and constructions	913,281	914,360
Subscription vehicles	799,846	818,976
Others	1,429,868	1,610,647
Subtotal	41,454,672	45,492,698
Less: Accumulated depreciation	(15,559,399)	(18,684,876)
Less: Accumulated impairment	(2,369)	(2,711)
Total property, plant and equipment, net	25,892,904	26,805,111

The Group recorded depreciation expenses of RMB2,647,932 and RMB3,493,303 for the six months ended June 30, 2024 and 2025, respectively. As of December 31, 2024 and June 30, 2025, certain property, plant, and equipments with carrying values of RMB1,131,796 and RMB731,222, respectively, were restricted as collateral for long-term bank loans. Subsequently, in July 2025, certain property, plant, and equipment and land use right with carrying value of RMB694,493 were restricted as colleteral for credit quota from certain supplier.

8.    Long-term investments

The Group’s long-term investments consisted of the following:

	December 31,	June 30,
	2024	2025
		(Unaudited)
Equity investments:
Equity method investments (i)	1,275,287	864,085
Equity securities using fair value option (ii)	1,103,150	1,103,150
Equity securities without readily determinable fair value (iii)	504,282	500,771
Equity securities with readily determinable fair value	33,865	43,902
Debt investments:
Held-to-maturity debt securities – time deposit	12,086	13,142
Available-for-sale debt securities (iv)	173,918	175,407
Retained asset-backed securities (v)	23,419	10,273
Total	3,126,007	2,710,730

(i) Equity method investments

From 2020 to 2024, the Group made several equity investments, which are accounted for under equity method. Refer to Note 9 to the annual consolidated financial statement contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

During the six months ended 2024 and 2025, the Group invested in several private funds and entities with a total amount of RMB154,000 and RMB5,760, respectively. The Group does not control but can exercise significant influence over these investees with certain voting rights. Therefore, the Group accounts for these investments under equity method.

During the six months ended June 30, 2024 and 2025, the Group recognized RMB93,089 and RMB380,859 of shares of loss of equity investees, respectively, from these equity method investments.

As of December 31, 2024 and June 30, 2025, none of the Group’s equity method investment, neither individually nor in aggregate, was considered as significant under Reg S-X Rules.

(ii) Equity securities using fair value option

The Group has certain equity securities using fair value option investment. Refer to Note 9 to the annual consolidated financial statement contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024.

As of June 30, 2025, the Group valued equity securities using fair value option using a market approach by adopting a backsolve method which benchmarked to recent comparable financing transactions of these investments, and there was no significant change to the carrying value of the investment since December 31, 2024.

(iii) Equity securities without readily determinable fair value

	December 31,	June 30,
	2024	2025
		(Unaudited)
Equity securities without readily determinable fair value:
Initial cost	417,497	417,497
Net cumulative fair value adjustments	86,785	83,274
Carrying value	504,282	500,771

The Group has certain equity investments which are measured under the measurement alternative. During the six months ended June 30, 2024 and 2025, the Group invested RMB113,363 and nil in equity securities without readily determinable fair value, respectively. The Group re-measured these investments based on recent financing transactions of these investees, which were considered as observable transactions, and recorded fair value losses of RMB24,373 and RMB3,511 in investment income during the six months ended June 30, 2024 and 2025.

No impairment charges were recognized for the six months ended June 30, 2024 and 2025.

(iv) Available-for-sale debt securities

	December 31,	June 30,
	2024	2025
		(Unaudited)
Available-for-sale debt securities:
Initial cost	173,918	175,407
Net cumulative fair value adjustments	—	—
Carrying value	173,918	175,407

During the six months ended 2024 and 2025, the Group invested RMB53,208 and RMB1,489 in certain private company, respectively. Since the investment contains certain substantive preferential rights, including redemption at the holders’ option upon occurrence of certain contingent events that are out of the investee’s control and liquidation preference over the rights of common shareholders, it is not considered as common stock or in-substance common stock and is therefore classified as available-for-sale debt investment which is measured at its fair value with the change of fair value recognized as other comprehensive income.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

There was no significant change to the fair value of these available-for-sale debt securies investments during the months ended June 30, 2024 and 2025, based on the Company’s fair value assessment. No impairment charges were recognized for the six months ended June 30, 2024 and 2025.

(v) Retained asset-backed securities

In August 2023 and January 2024, the Company, through its wholly owned subsidiary, entered into asset-backed securitization arrangements and securitized receivables arising from auto financing arrangements through the transfer of those assets to third party securitization entities. The securitization entities initially issued debt securities to investors at the total amount of RMB859 million and RMB2,450 million, respectively. The Group provides management, administration and collection services at market rates on the transferred financial assets, but only retains an insignificant economic interest in the securitization entities. As a result, the Group does not have control over the securitization entity and the transferred receivables were derecognized. The Group elects to classify the retained asset-backed securities as trading securities.

9.    Other Non-current Assets

Other non-current assets consist of the following:

	December 31,	June 30,
	2024	2025
		(Unaudited)
Right-of-use assets – finance lease	63,635	2,518,443
Long-term deposits	1,196,193	914,176
Non-current portion of auto financing receivables	863,796	758,933
Prepayments for long-lived assets	1,246,836	478,514
Others	262,063	126,972
Less: Allowance for credit losses	(59,386)	(40,313)
Total	3,573,137	4,756,725

Long-term deposits mainly consists of deposits to vendors for guarantee of production capacity as well as rental deposits which will not be collectible within one year.

10.  Accruals and Other Liabilities

Accruals and other liabilities consist of the following:

	December 31,	June 30,
	2024	2025
		(Unaudited)
Payables for purchase of property, plant and equipment	3,643,002	5,030,613
Current portion of deferred revenue/income	3,156,430	3,260,989
Payables for marketing events	1,962,341	2,065,195
Payable for R&D expenses	1,924,269	2,057,741
Salaries and benefits payable	2,082,972	1,643,962
Advance from customers	918,465	763,028
Warranty liabilities	652,633	682,476
Accrued costs of loss on purchase commitments	336,656	440,152
Accrued expenses	418,760	355,872
Payable to BaaS users	249,917	307,533
Current portion of finance lease liabilities	13,498	155,380
Interest payables	86,474	76,067
Other payables	595,662	471,002
Total	16,041,079	17,310,010

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Accrued costs of loss on purchase commitments represents the unsettled amount the Group provided for purchase commitments specifically related to these vehicles, as a result of the planned products upgrade of certain existing vehicle models.

Payable to BaaS users represents certain monthly subscription fee the Group agreed to compensate to BaaS users, if certain criteria are met. The Group accrued the payable to BaaS users against vehicle sales. Based on the payment schedule, payable to BaaS users due within the next 12 month is recorded as accruals and other liabilities.

11.  Borrowings

Borrowings consist of the following:

	December 31,	June 30,
	2024	2025
		(Unaudited)
Short-term borrowing:
Bank loan (i)	4,490,000	4,068,000
Other short-term financing arrangements (ii)	1,239,561	1,370,829
Current portion of long-term borrowings:
Current portion of convertible notes (iii)	2,706,285	6,517
Current portion of long-term bank loan (iv)	639,180	501,340
Current portion of other financing arrangements (ii)	52,157	284,341
Long-term borrowings:
Bank loan (iv)	2,965,490	663,570
Convertible notes (iii)	8,166,996	8,136,775
Other financing arrangements (ii)	308,269	312,833
Total	20,567,938	15,344,205

(i) Short-term bank loan

As of December 31, 2024, the Group obtained short-term borrowings from several banks of RMB4,490,000 in aggregate. The annual interest rate of these borrowings is approximately 2.10% to 2.60%.

As of June 30, 2025, the Group obtained short-term borrowings from several banks of RMB4,068,000 in aggregate. The annual interest rate of these borrowings is approximately 2.20% to 2.55%.

The short-term borrowings contain covenants including, among others, limitation on liens, consolidation, merger, sale of the Group’s assets and certain financial measures. The Group was in compliance with all of the loan covenants as of December 31, 2024 and June 30, 2025. As of December 31, 2024 and June 30, 2025, no short-term borrowings were guaranteed by the Company’s subsidiaries or pledged with short-term investments.

(ii) Other financing arrangements

Other financing arrangements mainly consist of financial liabilities arising from sale and leaseback arrangements of certain vehicles and power swap station assets that the control of the underlying assests are not transferred from the Group (the seller-lessee) to the buyer-lessor. For the six months ended June 30, 2024 and 2025, financial liabilities arising from certain sales and leaseback arrangements of RMB68,345 and RMB661,669 were settled upon ultimate transfer of control of related assets, respectively.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(iii) Convertible notes

2024 Notes

In February 2019, the Group issued US$650,000 convertible senior notes and additional US$100,000 senior notes (collectively the “2024 Notes”) to the Notes purchasers (the “Notes Offering”). The 2024 Notes bears interest at a rate of 4.50% per year, payable semi-annually in arrears on February 1 and August 1 of each year, beginning on August 1, 2019. The 2024 Notes is convertible into the Company’s American Depositary Shares at the pre-agreed fixed conversion price at the discretion of the holders and will mature for repayment on February 1, 2024. Holders of the 2024 Notes are entitled to require the Company to repurchase all or part of the 2024 Notes in cash on February 1, 2022 or in the event of certain fundamental changes. In connection with the Notes Offering, the Company entered into capped call transactions with certain Notes purchasers and/or their respective affiliates and/or other financial institutions (the “Capped Call Option Counterparties”) and used a portion of the net proceeds of the Notes Offering to pay the cost of such transactions. In addition, the Company also entered into privately negotiated zero-strike call option transactions with certain Notes purchasers or their respective affiliates (the “Zero-Strike Call Option Counterparties”) and used a portion of the net proceeds of the Notes Offering to pay the aggregate premium under such transactions. The Company accounts for the 2024 Notes as a single instruments as a long-term debt. The debt issuance cost were recorded as reduction to the long-term debts and are amortized as interest expenses using the effective interest method. The value of the 2024 Notes are measured by the cash received. The cost for the capped call transactions have been recorded as deduction of additional paid-in capital within total shareholders’ equity. The zero-strike call option was deemed as a prepaid forward to purchase the Company’s own shares and recognized as permanent equity at its fair value at inception as a reduction to additional paid in capital in the consolidated balance sheet. In November 2020, US$7 in aggregate principal amount of such Notes were converted, pursuant to which the Company issued 735 Class A ordinary shares to the holders of such Notes. The balance of the Notes converted were derecognized and recorded as ordinary shares and additional paid-in capital.

On January 15, 2021, the Company entered into separate and individually privately negotiated agreements with certain holders of its outstanding 2024 Notes to exchange US$581,685 principal amount of the outstanding 2024 Notes for 62,192,017 ADSs with a conversion premium of US$56,359 (the “2024 Notes Exchanges”). In connection with the 2024 Notes Exchanges, the Company also entered into agreements with certain financial institutions to terminate a portion of the capped call transactions and Zero-Strike Call transactions with the amount corresponding to the portion of the principal amount of the 2024 Notes that were exchanged. With above termination of the capped call transactions and Zero-Strike Call transactions, the Company received 16,402,643 treasury shares accordingly.

For the 2024 Notes Exchanges, the 2024 Notes with carrying amount of US$578,902 were derecognised with a corresponding amount being recognised as share capital and additional paid-in capital. The conversion premium of US$56,359 was recorded as interest expenses according to ASC 470-20-40-16, which requires a reporting entity to recognize an expense equal to the fair value of the shares or other consideration issued to induce conversion, i.e., the excess of the fair value of all consideration transferred over the fair value of the securities transferred pursuant to the original conversion terms. For the terminations of the capped call transactions and Zero-Strike Call transactions, the amount of the purchase price of the capped call transactions and Zero-Strike Call transactions terminated of RMB1,849,600 that was previously recorded in the additional paid-in capital was reclassified to treasury stock.

On February 1, 2024, the Company repaid the then outstanding 2024 Notes in full upon the maturity of the 2024 Notes with carrying amount of US$164,520 (RMB1,168,732). The Company also entered into agreements with certain financial institutions to terminate the capped call transactions and Zero-Strike Call transactions and received 13,404,825 treasury shares accordingly. The amount of the purchase price of the capped call transactions and Zero-Strike Call transactions terminated of RMB709,490 that was previously recorded in the additional paid-in capital was reclassified to treasury stock.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2026 and 2027 Notes

In January 2021, the Group issued US$750,000 convertible senior Notes due 2026 (the “2026 Notes”) and US$750,000 convertible senior Notes due 2027 (the “2027 Notes”). The 2026 Notes bears no interest and the 2027 Notes bears interest at a rate of 0.50% per year, which is payable semiannually in arrears on February 1 and August 1 of each year, beginning on August 1, 2021. Holders may convert their 2026 Notes at their option prior to the close of business on the business day immediately preceding August 1, 2025, and holders may convert their 2027 Notes at their option prior to the close of business on the business day immediately preceding August 1, 2026. The initial conversion price is US$93.06 per ADS for the Notes, subject to customary anti-dilution adjustments. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs, or a combination of cash and ADSs, at the Company’s discretion. Holders of the 2026 Notes have the right to require the Company to repurchase in cash for all or part of their Notes on February 1, 2024 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased. Holders of the 2027 Notes have the right to require the Company to repurchase in cash for all or part of their Notes on February 1, 2025 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest.

The Company early adopted ASU 2020-06 which eliminates the cash conversion accounting models for 2026 Notes and 2027 Notes. Accordingly, the principal amount of these Notes was reported as one single unit of account in long-term borrowings at its principal amount, net of debt issuance costs of US$26,340, on the basis of not electing fair value option for the Notes and no substantial premium to be offered. The Notes are subsequently measured at amortized cost with interest expenses accrued over the term of these Notes using the effective interest method.

In 2022, the Group repurchased the aggregated portion of 2026 Notes with the carrying amount of US$190,962 (RMB1,317,106). In 2023, the Group repurchased the aggregated portion of 2026 Notes and 2027 Notes with the carrying amount of US$253,762 (RMB1,801,685) and US$242,249 (RMB1,719,944), respectively. In February 2024, upon the exercise of repurchase prices by the holders of the 2026 Notes, the Group repurchased the portion of 2026 Notes with the aggregated carrying amount of US$298,689 (RMB2,122,155).

In November and December 2024, as separately negotiated, the Group settled certain 2027 Notes with a principal amount of $127,090 by delivering 27,690,071 Company’s ADSs and cancelled the same amount of treasury shares, with the exchange ratio ranged from 207.0 to 227.6 ADSs per $1,000 principal amount of the 2027 Notes. The Group did not receive any cash proceeds from the issuance of the ADSs upon exchange. The Group derecognized treasury stock of RMB2,214,029, with the difference of RMB1,311,200 recorded in additional paid-in capital accordingly.

As of December 31, 2024, the carrying amount of the remaining 2026 Notes and 2027 Notes were RMB6,534 and RMB2,706,285, respectively, and the Company reclassified the carrying value of 2027 Notes with the amount of RMB2,706,285 in current liabilities to reflect the early redemption right by 2027 Notes holders on February 1, 2025.

In February 2025, upon the exercise of repurchase rights by the holders of the 2027 Notes, the Group repurchased the portion of 2027 Notes with the aggregated carrying amount of US$378,312 (RMB2,712,412). As of June 30, 2025, the carrying amount of the remaining 2026 Notes and 2027 Notes were RMB6,516 and RMB1,518, respectively.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2029 and 2030 Notes

In September and October 2023, the Company issued US$575,000 convertible senior Notes due 2029 (the “2029 Notes”) and US$575,000 convertible senior Notes due 2030 (the “2030 Notes”). The 2029 Notes bears interest at a rate of 3.875% per year, payable semiannually in arrears on April 15 and October 15 of each year, beginning on April 15, 2024. The 2030 Notes bears interest at a rate of 4.625% per year, payable semiannually in arrears on April 15 and October 15 of each year, beginning on April 15, 2024. Holders may convert their 2029 Notes at their option prior to the close of business on the second scheduled trading day immediately preceding October 15, 2029, and holders may convert their 2030 Notes at their option prior to the close of business on the second scheduled trading day immediately preceding October 15, 2030. The initial conversion price is US$11.12 per ADS for the Notes, subject to customary anti-dilution adjustments. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs, or a combination of cash and ADSs, at the Company’s discretion. Holders of the 2029 Notes have the right to require the Company to repurchase in cash for all or part of their Notes on October 15, 2027 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased. Holders of the 2030 Notes have the right to require the Company to repurchase in cash for all or part of their Notes on October 15, 2028 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest.

The Company accounted for 2029 Notes and 2030 Notes in accordance with ASU 2020-06 which eliminates the cash conversion accounting models. Accordingly, the principal amount of these Notes was reported as one single unit of account in long-term borrowings at its principal amount, net of debt issuance costs of US$17,855, on the basis of not electing fair value option for the Notes and no substantial premium to be offered. The Notes are subsequently measured at amortized cost with interest expenses accrued over the term of these Notes using the effective interest method. As of December 31, 2024 and June 30, 2025, the carrying amount of the Notes were RMB8,160,462 and RMB8,135,257, respectively.

(iv) Long-term bank loan

				As of December 31, 2024			As of June 30, 2025
					Current portion	Long-term		Current portion	Long-term
			Maturity/	Outstanding	according to	portion according	Outstanding	according to	portion according
Ref.	Date of borrowing	Lender/Banks	Repayment date	loan	repayment schedule	to repayment schedule	loan	repayment schedule	to repayment schedule
1	June 15, 2022	Bank of Shanghai	June 15, 2025	80,340	80,340	—	—	—	—
2	July 25, 2022	China Construction Bank	July 25, 2029	6,460	1,360	5,100	5,780	1,700	4,080
3	July 26, 2022	Industrial and Commercial Bank of China	July 25, 2029	9,690	2,040	7,650	8,670	2,550	6,120
4	August 24, 2022	China Construction Bank	July 25, 2029	18,810	3,960	14,850	16,830	4,950	11,880
5	January 19,2023	China Construction Bank	July 25, 2029	297,730	62,680	235,050	266,390	78,350	188,040
6	January 20,2023	Industrial and Commercial Bank of China	July 25, 2029	474,810	99,960	374,850	424,830	124,950	299,880
7	September 18,2023	Bank of Shanghai	September 18,2026	213,040	108,600	104,440	158,740	108,600	50,140
8	March 18,2024	China Construction Bank	January 15,2031	637,010	29,900	607,110	—	—	—
9	March 18,2024	Industrial and Commercial Bank of China	January 15,2031	497,660	23,360	474,300	—	—	—
10	March 18,2024	China Minsheng Bank	January 15,2031	497,670	23,380	474,290	—	—	—
11	March 18,2024	Agricultural Bank of China	January 15,2031	497,660	23,360	474,300	—	—	—
12	April 12,2024	Bank of Shanghai	January 11, 2027	145,550	72,600	72,950	109,250	72,600	36,650
13	May 15,2024	Bank of Shanghai	February15,2027	228,240	107,640	120,600	174,420	107,640	66,780
	Total			3,604,670	639,180	2,965,490	1,164,910	501,340	663,570

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The long-term borrowings contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Group’s assets and certain financial measures which include liabilities to assets ratio. The Group was in compliance with all of the loan covenants as of December 31, 2024 and June 30, 2025.

As of December 31, 2024, the Group had bank credit quotas with aggregated amount of RMB73,772,832 which consists of non-collateral based bank credit quotas of RMB15,441,290 and collateral-based bank credit quotas of RMB58,331,542. Out of the total non-collateral bank credit quotas, RMB7,104,500, RMB2,537,005 and RMB330,000 were used for bank borrowing, issuance of letters of guarantee and bank’s acceptance notes, respectively. Out of the total collateral-based bank credit quotas, RMB2,058,607 and RMB16,658,660 were used for issuance of letters of guarantee and bank’s acceptance notes, respectively.

As of June 30, 2025, the Group had bank credit quotas with aggregated amount of RMB66,912,199 which consists of non-collateral based bank credit quotas of RMB10,029,055 and collateral-based bank credit quotas of RMB56,883,144. Out of the total non-collateral bank credit quotas, RMB4,151,500, RMB2,200,050 and RMB584,000 were used for bank borrowing, issuance of letters of guarantee and banks’ acceptance notes, respectively. Out of the total collateral-based bank credit quotas, RMB2,086,389 and RMB16,236,850 were used for issuance of letters of guarantee and bank’s acceptance notes, respectively.

12.  Other Non-Current Liabilities

Other non-current liabilities consist of the following:

	December 31,	June 30,
	2024	2025
		(Unaudited)
Warranty liabilities	4,068,079	4,281,837
Deferred revenue	3,045,846	2,847,380
Non-current finance lease liabilities	35,145	1,709,800
Payable to BaaS users	779,695	854,015
Deferred government grants	391,116	429,882
Others	308,715	316,139
Total	8,628,596	10,439,053

Deferred government grants mainly consist of specific government subsidies for purchase of land use right and buildings, charging and battery swap equipment, which is amortized using the straight-line method as a deduction of the amortization or depreciation expense of the relevant assets over their remaining estimated useful life.

13.  Leases

The Group has entered into various non-cancellable operating and finance lease agreements for certain offices, warehouses, retail and service locations, equipment and vehicles worldwide. The Group determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The balances for the operating and finance leases where the Group is the lessee are presented as follows within the consolidated balance sheet:

	December 31,	June 30,
	2024	2025
		(Unaudited)
Operating leases:
Right-of-use assets - operating lease	12,797,158	12,958,244
Current portion of operating lease liabilities	1,945,987	2,644,228
Non-current operating lease liabilities	11,260,735	11,110,807
Total operating lease liabilities	13,206,722	13,755,035
Finance leases:
Right-of-use assets - finance lease	63,635	2,518,443
Current portion of finance lease liabilities	13,498	155,380
Non-current finance lease liabilities	35,145	1,709,800
Total finance lease liabilities	48,643	1,865,180

Supplemental cash flow information related to leases where we are the lessee is as follows:

	Six Months Ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
Operating cash outflows from operating leases	1,089,512	888,543
Operating cash outflows from finance leases (interest payments)	1,222	1,782
Financing cash outflows from finance leases	11,586	13,653
Right-of-use assets obtained in exchange for lease liabilities	1,201,985	2,973,052

14.  Revenue

Revenue by source consists of the following:

	Six Months Ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
Vehicle sales	24,060,941	26,075,419
Parts, accessories and after-sales vehicle services	1,530,276	1,875,522
Provision of power solution	917,666	1,198,506
Others	845,721	1,893,947
Total	27,354,604	31,043,394

For six months ended June 30, 2024 and 2025, revenue recognised at a point in time was RMB25,873,390 and RMB28,808,431, respectively, and revenue recognised over time was RMB1,481,213 and RMB2,234,963, respectively.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

15.  Deferred Revenue/Income

The following table shows a reconciliation in the current reporting period related to carried-forward deferred revenue/income.

	Six Months Ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
Deferred revenue/income–beginning of the period	4,996,043	6,202,276
Additions	1,444,029	1,099,789
Recognition	(870,260)	(1,199,072)
Effects on foreign exchange adjustment	78	5,376
Deferred revenue/income–end of the period	5,569,890	6,108,369

Deferred revenue mainly includes the transaction price allocated to the performance obligations that are unsatisfied, or partially satisfied, which mainly arises from the vehicle connectivity services, the extended warranty services, battery swapping services as well as the points offered to customers, with unrecognized deferred revenue balance of RMB6,202,276 and RMB6,108,369 as of December 31, 2024 and June 30, 2025, respectively.

The Group expects that approximately 53% of the transaction price allocated to unsatisfied performance obligation as at June 30, 2025 will be recognized as revenue during the period from July 1, 2025 to June 30, 2026. The remaining 47% will be recognized during the period from July 1, 2026 to June 30, 2040.

16.  Manufacturing in collaboration with JAC

Since 2016, the Group had been partnering with Jianghuai Automobile Group Ltd., or JAC, a major state-owned automobile manufacturer in China, for the joint manufacturing of the Group’s vehicles. Pursuant to a manufacturing cooperation agreement, the Group paid certain production fees to JAC. In December 2023, the Group and JAC entered into a series of asset transfer agreements, where the Group agreed to purchase and JAC agreed to sell certain production facilities with a total consideration of RMB3.6 billion, inclusive of tax. Following above transaction, the Group ceased manufacturing cooperation with JAC since early 2024 and the Group commenced independent manufacturing of all current vehicles models.Refer to Note 17 to the annual consolidated financial statement contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024.

For the six months ended June 30, 2024 and 2025, the aggregate fees to JAC under the above collaboration arrangement were RMB166,475 and nil, respectively, and were included in cost of sales.

17.  Research and Development Expenses

Research and development expenses consist of the following:

	Six Months Ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
Employee compensation	4,381,577	4,460,650
Design and development expenses	889,129	1,077,819
Depreciation and amortization expenses	511,915	378,246
Rental and related expenses	127,605	130,076
Travel and entertainment expenses	36,671	34,746
Others	135,841	106,898
Total	6,082,738	6,188,435

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

18.  Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of the following:

	Six Months Ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
Employee compensation	3,276,810	4,280,997
Marketing and promotional expenses	1,193,240	1,539,327
Rental and related expenses	957,156	1,140,318
Depreciation and amortization expenses	411,045	494,015
IT consumable, office supply and other low value consumable	206,642	261,114
Professional services	188,591	243,594
Travel and entertainment expenses	59,700	57,177
Expected credit losses	(7,684)	(7,037)
Others	468,756	356,179
Total	6,754,256	8,365,684

19.  Redeemable non-controlling interests

Investment in NIO China

On April 29, 2020, the Company and certain of its subsidiaries entered into definitive agreements, as amended and supplemented in May and June 2020, for investments in NIO China, with a group of investors (collectively, the “Existing Strategic Investors”), pursuant to which, the Existing Strategic Investors agreed to invest an aggregate of RMB7.0 billion in cash into NIO China for its non-controlling interest. In June and July 2020, the Group received RMB5.0 billion. On September 16, 2020, pursuant to a share transfer agreement, the Group repurchased 8.612% equity interests owned by one of the Existing Strategic Investors with the total consideration of RMB511,458, consisting of the actual capital investment plus accrued interest, and the Group assumed the remaining cash consideration obligation of RMB2.0 billion of the Existing Strategic Investors. In February 2021, the Group, purchased from two of the Existing Strategic Investors an aggregate of 3.305% equity interests in NIO China for a total consideration of RMB5.5 billion and subscribed for newly increased registered capital of NIO China at a subscription price of RMB10.0 billion. In September 2021, the Company repurchased 1.418% equity interests from the Existing strategic investors for a total consideration of RMB2.5 billion and recorded an amount of RMB2,023,534 in accretion on redeemable non-controlling interests to redemption value. As of December 31, 2023, the Company held 92.114% controlling equity interests in NIO China.

Each of the Existing Strategic Investors has the right to request the Group to redeem their equity interests in NIO China at an agreed price in case of NIO China’s failure to submit the application for a qualified initial public offering in 48 months commencing from June 29, 2020, failure to complete a qualified initial public offering in 60 months commencing from June 29, 2020, or other events as set forth in the share purchase agreement. The agreed price is calculated based on each non-controlling shareholder’s cash investment to NIO China plus an annual interest rate of 8.5%. On March 30, 2024, the Company and certain of its subsidiaries entered into a shareholders agreement with the Existing Strategic Investors, which amended certain shareholders’ rights in NIO China, including the redemption rights. In particular, if NIO China fails to complete the listing application or to issue the material assets restructuring plan related to the qualified initial public offering before December 31, 2027, or fails to complete the qualified initial public offering before December 31, 2028, the Existing Strategic Investors may request the Company to redeem the equity interest in NIO China then held by them.

As the redemption is at the holders’ option and is upon the occurrence of the events that are not solely within the control of the Company, these Existing Strategic Investors’ contributions in NIO China were classified as mezzanine equity and is subsequently accreted to the redemption price using the effective interest method with accretion recorded as a reduction of additional paid in capital.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

On September 29, 2024, pursuant to definitive investment agreements, a group of new investors (the “New Strategic Investors”) agreed to invest an aggregate of RMB3.3 billion in cash to subscribe for newly issued shares of NIO China. Concurrently, the Group agreed to invest an aggregate of RMB10 billion in cash to subscribe for newly issued shares of NIO China. Upon completion of this transaction, the Group will hold 88.25% of controlling equity interest in NIO China, while the New Strategic Investors together with the Existing Strategic Investors will collectively hold the remaining 11.7% of equity interest in NIO China. As of June 30, 2025, the Group has completed its investment of RMB10 billion and the Company has received RMB2.8 billion from certain New Strategic Investors.

Each of the New Strategic Investors has the right to request the Group to redeem their equity interests in NIO China at an agreed price in case of NIO China’s failure to complete the listing application or to issue the material assets restructuring plan related to the qualified initial public offering before December 31, 2027, failure to complete a qualified initial public offering before December 31, 2028, or other events as set forth in the share purchase agreement. The agreed price is calculated based on each non-controlling shareholder’s cash investment to NIO China plus an annual interest rate of 7.5%, or the market value in the latest financing activities, if any.

For the six months ended June 30, 2024 and 2025, the Company recorded RMB160,686 and RMB276,558 of accretion on redeemable non-controlling interests to redemption value. As of December 31, 2024 and June 30, 2025, the balance of redeemable non-controlling interests was RMB6,985,787 and RMB7,262,345, respectively.

Investment in PE CNHC

On May 31, 2024, the Company and certain of its subsidiaries entered into definitive agreements for the investment in PE CNHC with an investor (the “PE Strategic Investor”), pursuant to which, the PE Strategic Investor agreed to invest an aggregate of RMB1.0 billion in cash into PE CNHC for its non-controlling interest, representing 10% equity interests in PE CNHC. In connection with this transaction, PE CNHC also issued warrants to PE Strategic Investor which entitle PE Strategic Investor the right, at its sole discretion, to purchase additional RMB0.5 billion equity interests of PE CNHC at the same price, before PE CNHC’s next round of financing (the “Warrants”). In June 2024, the Group received RMB0.5 billion. As of June 30, 2025, the Company held 90.91% controlling equity interests in PE CNHC.

The PE Strategic Investor has the right to request the Group to redeem their equity interests in PE CNHC at an agreed price after 60 months commencing from June 19, 2024, or other events as set forth in the share purchase agreement. The agreed price is calculated based on each non-controlling shareholder’s cash investment to PE CNHC plus an annual interest rate of 5%.

As the redemption is at the holders’ option and is upon the occurrence of the events that are not solely within the control of the Company, the PE Strategic Investor’s contributions in PE CNHC were classified as mezzanine equity and is subsequently accreted to the redemption price using the effective interest method with accretion recorded as a reduction of additional paid in capital.

For the Warrants, the Group classified the Warrants as financial liabilities under ASC 480 as the Warrants conditionally obligated the Group to ultimately transfer assets. The proceeds received by PE CNHC from PE Strategic Investor’s investment were allocated first to the warrant liabilities based on their fair value and the residual was allocated to the mezzanine equity.

For the six months ended June 30, 2024 and 2025, the Group recorded an accretion of RMB1,860 and RMB16,306 on redeemable non-controlling interests to redemption value. As of December 31, 2024 and June 30, 2025, the balance of redeemable non-controlling interests was RMB456,210 and RMB472,516, respectively, and the balance of the warrant liabilities was RMB53,416. There was no significant change to the fair value of warrant liabilities compared with initial recognition based on the Group’s fair value assessment.

20.  Ordinary Shares

Upon inception, each ordinary share was issued at a par value of US$0.00025 per share. Various numbers of ordinary shares have been issued to share-based compensation award recipients since inception. Each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, each Class B ordinary share shall entitle the holder thereof to four (4) votes on all matters subject to vote at general meetings of the Company, and each Class C ordinary share shall entitle the holder thereof to eight (8) votes on all matters subject to vote at general meetings of the Company.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Each Class C ordinary share is convertible into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class C ordinary shares under any circumstances. Upon any transfer of Class C ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class C ordinary shares are automatically and immediately converted into the equal number of Class A ordinary shares.

As of December 31, 2024 and June 30, 2025, the authorized share capital of the Company is US$1,000 divided into 4,000,000,000 shares, each at a par value of US$0.00025 per share, comprising of: 2,632,030,222 Class A Ordinary Shares, nil Class B Ordinary Shares, 148,500,000 Class C Ordinary Shares, and 1,219,469,778 shares with each of such class or classes as the board of directors may determine.

In 2020, the Company consummated the follow-on offerings of a total of 82,800,000, 101,775,000 and 78,200,000 American depositary shares (the “ADSs”) at a price of US$ 5.95, US$17.00 and US$ 39.00 per ADS, respectively.

In 2021, the Company completed the issuance of 53,292,401 ADSs with net proceeds of RMB12,677,554 (US$1,974,000) through an at-the-market offering.

In 2023, the Company completed a US$2,943.5 million strategic equity investment from CYVN Investments RSC Ltd, an affiliate of CYVN Holdings L.L.C., an investment vehicle majority owned by the Abu Dhabi Government (collectively referred to as “CYVN Entities”) which subscribed 378,695,543 newly issued Class A ordinary shares from the Company.

Upon the Company’s listing of Class A ordinary shares on the Hong Kong Stock Exchange, all of the Company’s Class B ordinary shares were converted to Class A ordinary shares pursuant to the conversion notice delivered by the relevant shareholders. The shareholding structure of Class B ordinary shares and provisions related to Class B ordinary shares have been removed in the Company’s amended and restated memorandum and articles of association, as approved by the Company’s shareholders at the annual general meeting held at August 25, 2022.

In May 2024, the Company participated as a lender in the borrowing and lending program (the “Share Lending Arrangement”) initiated by the Singapore Exchange Securities Trading Limited (the “SGX”), by agreeing to lend up to 2,000,000 of the Company’s Class A ordinary shares to The Central Depositary (Pte) Limited (“CDP”).

There was no fixed lending period. Both the Company and CDP can terminate the share lending by issuing termination notification. The Company did not receive any proceeds from entering into this Share Lending Arrangement and was entitled to receive lending fee during the lending period. Upon the termination of share lending, CDP is required to re-deliver loaned shares to the Company within the re-delivery period, with no option for paying cash as the settlement.

In accordance with ASC 815-40, the Company has accounted for the Share Lending Arrangement as equity instrument. Shares lent under the arrangement were issued out of treasury stock, and concurrently the Company recognized a right to receive returned shares from CDP as a debit to additional paid-in-capital, measured based on the fair value of shares issued. No subsequent remeasurement is required for this equity classified right to receive shares, which would be transferred to treasury stock when shares are returned. The lending fee received from the Share Lending Arrangement is recognized as a capital contribution upon receipt.

For the six months ended June 30, 2024 and 2025, total amount released from treasury shares to additional paid-in capital was RMB11.7 million and RMB100.2 million, respectively. The lending fee received during the lending period was immaterial.

In November and December 2024, the Company issued 27,690,071 ADSs to exchange the convertible notes as disclosed in Note 11 (iii) through treasury shares.

In April 2025, the Company completed the offering of 136,800,000 class A ordinary shares of the Company at an offering price of HK$29.46 per share, with total offering consideration of HK$4,030,130 (RMB3,684,893).

As of December 31, 2024 and June 30, 2025, 4,000,000,000 ordinary shares were authorized, 2,094,978,828 shares and 2,247,562,644 shares were issued, and 2,091,505,895 shares and 2,244,666,266 shares were outstanding, respectively. The share number as of December 31, 2024 and June 30, 2025 excludes 32,822,395 and 17,038,579 Class A Ordinary Shares, respectively, issued to the depositary bank for bulk issuance of ADSs reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

21.  Share-based Compensation

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	Six Months Ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
Cost of sales	28,451	27,868
Research and development expenses	536,093	569,667
Selling, general and administrative expenses	227,620	299,579
Total	792,164	897,114

There was no income tax benefit recognized in the consolidated statements of comprehensive loss for share-based compensation expenses and the Group did not capitalize any of the share-based compensation expenses as part of the cost of any assets in the six months ended June 30, 2024 and 2025.

(a) NIO Incentive Plans

In 2015, the Company adopted the 2015 Stock Incentive Plan (the “2015 Plan”), which allows the plan administrator to grant share options and restricted shares of the Company to its employees, directors, and consultants.

The Company granted both share options and restricted shares to the employees. In 2016, 2017, 2018 and 2024, the Board of Directors further approved the 2016 Stock Incentive Plan (the “2016 Plan”), the 2017 Stock Incentive Plan (the “2017 Plan”), the 2018 Stock Incentive Plan (the “2018 Plan”) and the 2024 Stock Incentive Plan (the “2024 Plan”), which provide for share options and restricted shares. The share options and the restricted shares vest immediately or over a period of one to five years of continuous service and achieved performance target and the stock options are exercisable over a maximum period of 10 years.

The Group recognized the share options and restricted shares of the Company granted to the employees of the Group on a straight-line basis over the vesting term of the awards, net of estimated forfeitures.

(i) Share Options

The following table summarizes activities of the Company’s share options under the 2016, 2017 and 2018 Plans for the six months ended June 30, 2025:

		Weighted	Weighted
	Number of	Average	Average	Aggregate
	Options	Exercise	Remaining	Intrinsic
	Outstanding	Price	Contractual Life	Value
		US$	In Years	US$
Outstanding as of December 31, 2024	52,060,649	3.55	2.60	100,420
Granted	—	—	—	—
Exercised	(1,326,807)	1.80	—	—
Cancelled	(10,530)	43.19	—	—
Expired	(153,729)	12.83	—	—
Outstanding as of June 30, 2025 (Unaudited)	50,569,583	3.56	2.06	54,447

Vested and expected to vest as of June 30, 2025 (Unaudited)	50,495,087	3.56	2.07	54,370
Exercisable as of June 30, 2025 (Unaudited)	49,079,653	3.59	2.01	52,901

The aggregate intrinsic value in the table above represents the aggregate difference between the Company’s closing stock price on the last trading day of the period and the exercise price for the underlying awards.

The total intrinsic value of options exercised during the six months ended June 30, 2024 and 2025 were RMB26,440 and RMB20,605, respectively.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The weighted-average grant date fair value for options granted under the Company’s 2016, 2017 and 2018 Plans for the six months ended June 30, 2024 was US$3.64, computed using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	Six Months Ended June 30,
	2024
	(Unaudited)
Exercise price (US$)	2.39
Fair value of the ordinary shares on the date of option grant (US$)	5.48
Risk-free interest rate	4.14%
Exercise multiple	2.5	x
Expected dividend yield	0%
Expected volatility	62%
Expected forfeiture rate (post-vesting)	6.09%

For the six months ended June 30, 2025, no options were granted under the Company’s 2016, 2017 and 2018 Plans.

Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options.

As of June 30, 2025, the unrecognized compensation expenses related to the stock options granted to the employees is not material.

(ii) Restricted shares

The fair value of each restricted share granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

The following table summarizes activities of the Company’s restricted shares under the 2016, 2017, 2018 and 2024 Plan for the six months ended June 30, 2025:

	Number of Restricted	Weighted Average
	Shares Outstanding	Grant Date Fair Value
		US$
Unvested at December 31, 2024	61,852,743	10.96
Granted	22,782,772	3.82
Vested	(14,457,009)	10.35
Forfeited	(9,532,496)	9.52
Unvested at June 30, 2025 (Unaudited)	60,646,010	8.65

As of June 30, 2025, there were RMB2,317,968 of unrecognized compensation expenses related to restricted shares granted to the employees, which is expected to be recognized over a weighted-average period of 2.95 years, respectively.

(b) Share-based compensation of subsidiaries

In November 2021, a subsidiary of the Company (“Subsidiary A”) adopted the 2021 Share Incentive Plan (the “A Plan”) which allows Subsidiary A to grant share options to its employees.

Under the A Plan, the share options have a contractual term of ten years from the grant date, and vest over a period of four years of continuous service, one fourth (1/4) of which vest upon the first anniversary of the stated vesting commencement date and the remaining vest ratably over the following 36 months.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Before the completion of Subsidiary A’s possible future initial public offering and listing, its employees are entitled to convert the vested share options to the Class A ordinary shares of the Company at a fixed conversion rate. The corresponding share options will be cancelled if the conversion right is exercised.

The following table summarizes activities of A Plan for the six months ended June 30, 2025:

		Weighted	Weighted
	Number of	Average	Average	Aggregate
	Options	Exercise	Remaining	Intrinsic
	Outstanding	Price	Contractual Life	Value
		US$	In Years	US$
Outstanding as of December 31, 2024	43,094,529	0.00001	8.09	47,950
Granted	—	—	—	—
Exercised	(6,954,456)	—	—	—
Forfeited	(1,449,661)	—	—	—
Outstanding as of June 30, 2025 (Unaudited)	34,690,412	0.00001	7.70	38,974

For the six months ended June 30, 2024, weighted average grant date fair values of options granted was US$1.10 per share. The estimated fair value of each option granted is estimated on the date of grant using the binominal option-pricing model with the assumptions (or ranges thereof) in the following table:

Six Months Ended June 30,
2024
(Unaudited)
Fair value of the ordinary shares on the date of option grant (US$)	1.00-1.01
Risk-free interest rate	1.58%
Expected term (in years)	10
Expected dividend yield	0%
Expected volatility	52%
Expected forfeiture rate (post-vesting)	2%

For the six months ended June 30, 2025, no options were granted under the A Plan.

As of June 30, 2025, there were RMB223,049 of unrecognized share based compensation expenses related to the share options granted. The expenses were expected to be recognized over a weighted average period of 1.87 years.

22.  Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the six months ended June 30, 2024 and 2025 as follows:

	Six Months Ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
Numerator:
Net loss	(10,230,560)	(11,744,834)
Accretion on redeemable non-controlling interests to redemption value	(162,546)	(292,864)
Net loss attributable to non-controlling interests	8,818	5,330
Net loss attributable to ordinary shareholders of NIO Inc. for basic/dilutive net loss per share	(10,384,288)	(12,032,368)
Denominator:
Weighted-average number of ordinary shares outstanding – basic and diluted	2,047,257,903	2,162,319,854
Basic and diluted net loss per share attributable to ordinary shareholders of NIO Inc.	(5.07)	(5.56)

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

For the six months ended June 30, 2024 and 2025, the Company had potential ordinary shares, including non-vested restricted shares, option granted and convertible notes. As the Group incurred losses for the six months ended June 30, 2024 and 2025, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted average numbers of these potential ordinary shares outstanding are as following:

	Six Months Ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
Outstanding weighted average options granted	30,443,328	20,320,395
Convertible notes	54,564,150	51,646,031
Total	85,007,478	71,966,426

23.  Related Party Balances and Transactions

The principal related parties with which the Group had transactions during the years presented are as follows:

Name of Entity or Individual	Relationship with the Company
Kunshan Siwopu Intelligent Equipment Co., Ltd.	An investee of the Group
Nanjing Weibang Transmission Technology Co., Ltd.	An investee of the Group
Wuhan Weineng Battery Assets Co., Ltd. and its subsidiaries	An investee of the Group
Xunjie Energy (Wuhan) Co., Ltd.	An investee of the Group
Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd.	An investee of the Group
Blue Horizon Limited and its subsidiaries	An investee of the Group
VTA Technology Inc. and its subsidiaries	An investee of the Group
Beijing WeLion New Energy Technology Co., Ltd.	An investee of the Group
Hefei Chuang Wei Information Consultation Co., Ltd.	Controlled by Principal Shareholder
Tianjin Tengyi Information Technology Co., Ltd. (formerly known as Tianjin Boyou Information Technology Co., Ltd.)	Controlled by Principal Shareholder
Mclaren Group Holdings Ltd. and its subsidiaries	Controlled by Principal Shareholder
Shanghai Weishang Business Consulting Co., Ltd.	Significantly influenced by Principal Shareholder

(a) The Group entered into the following significant related party transactions:

(i) Provision of service

For the six months ended June 30, 2024 and 2025, service income was primarily generated from property management, administrative support, research and development services, licensing and BaaS battery buy-out services the Group provided to its related parties.

	Six Months Ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
Mclaren Group Holdings Ltd. and its subsidiaries	48,731	307,678
Wuhan Weineng Battery Assets Co., Ltd. and its subsidiaries	50,319	76,797
Nanjing Weibang Transmission Technology Co., Ltd.	565	719
Blue Horizon Limited and its subsidiaries	—	120
Total	99,615	385,314

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(ii) Purchase of service

	Six Months Ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)

Kunshan Siwopu Intelligent Equipment Co., Ltd.	979	16,449
Tianjin Tengyi Information Technology Co., Ltd.	6,423	4,430
Wuhan Weineng Battery Assets Co., Ltd. and its subsidiaries	10,821	4,428
Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd.	58,588	1,553
Xunjie Energy (Wuhan) Co., Ltd.	—	405
Beijing WeLion New Energy Technology Co., Ltd.	29,169	—
Total	105,980	27,265

(iii) Purchase of raw material or property, plant and equipment

	Six Months Ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)

Wuhan Weineng Battery Assets Co., Ltd. and its subsidiaries	—	6,829
Xunjie Energy (Wuhan) Co., Ltd.	15,521	5,530
Nanjing Weibang Transmission Technology Co., Ltd.	55,305	4,363
VTA Technology Inc. and its subsidiaries	—	3,779
Kunshan Siwopu Intelligent Equipment Co., Ltd.	54,819	—
Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd.	25,414	—
Total	151,059	20,501

(iv) Sales of goods

	Six Months Ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)

Wuhan Weineng Battery Assets Co., Ltd. and its subsidiaries	3,439,221	4,957,021
Blue Horizon Limited and its subsidiaries	—	111,744
Shanghai Weishang Business Consulting Co., Ltd.	241	222
Total	3,439,462	5,068,987

(v) Sale of raw material or property, plant and equipment

	Six Months Ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)

Kunshan Siwopu Intelligent Equipment Co., Ltd.	—	3,282
VTA Technology Inc. and its subsidiaries	—	1,608
Blue Horizon Limited and its subsidiaries	—	1,268
Wuhan Weineng Battery Assets Co., Ltd. and its subsidiaries	1,113	—
Total	1,113	6,158

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(b) The Group had the following significant related party balances:

(i) Amounts due from related parties

	December 31,	June 30,
	2024	2025
		(Unaudited)
Wuhan Weineng Battery Assets Co., Ltd. and its subsidiaries	7,622,041	11,277,177
Blue Horizon Limited and its subsidiaries	72,636	127,414
Mclaren Group Holdings Ltd. and its subsidiaries	11,749	15,997
Kunshan Siwopu Intelligent Equipment Co., Ltd.	3,633	5,410
Hefei Chuang Wei Information Consultation Co., Ltd.	2,249	2,249
Nanjing Weibang Transmission Technology Co., Ltd.	238	849
Expected credit losses	(10,142)	(14,709)
Total	7,702,404	11,414,387

(ii) Amounts due to related parties, current

	December 31,	June 30,
	2024	2025
		(Unaudited)

Mclaren Group Holdings Ltd. and its subsidiaries	272,563	516,870
Beijing WeLion New Energy Technology Co., Ltd.	66,477	66,527
Wuhan Weineng Battery Assets Co., Ltd. and its subsidiaries	9,634	24,800
Tianjin Tengyi Information Technology Co., Ltd.	8,575	13,385
Kunshan Siwopu Intelligent Equipment Co., Ltd.	29,658	11,649
Xunjie Energy (Wuhan) Co., Ltd.	17,409	4,047
Nanjing Weibang Transmission Technology Co., Ltd.	2,630	2,106
VTA Technology Inc. and its subsidiaries	1,932	2,038
Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd.	281	73
Shanghai Weishang Business Consulting Co.,Ltd.	133	—
Blue Horizon Limited and its subsidiaries	71	—
Total	409,363	641,495

(iii) Amount due to related parties, non-current

	December 31,	June 30,
	2024	2025
		(Unaudited)

Mclaren Group Holdings Ltd. and its subsidiaries	251,032	215,488
Wuhan Weineng Battery Assets Co., Ltd. and its subsidiaries	78,460	142,482
Total	329,492	357,970

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

24.  Commitment and Contingencies

(a) Capital commitments

Capital expenditures contracted for at the balance sheet dates but not recognized in the Group’s unaudited interim condensed consolidated financial statements are as follows:

	December 31,	June 30,
	2024	2025
		(Unaudited)

Property, plant and equipment	5,896,469	4,504,445
Leasehold improvements	527,363	505,403
Total	6,423,832	5,009,848

(b) Contingencies

Between March and July 2019, several securities class action lawsuits were filed against the Company, certain of the Group’s directors and officers, the underwriters in the IPO and the process agent. Some of these actions have been withdrawn, transferred, consolidated or dismissed. One action commenced during the aforementioned time period remains pending, under the caption In re NIO, Inc. Securities Litigation, 1:19-cv-01424, in the U.S. District Court for the Eastern District of New York (E.D.N.Y.). The plaintiffs in this case allege, in sum and substance, that the Group’s statements in the registration statement and/or other public statements were false or misleading and in violation of the U.S. federal securities laws. The Court denied the Group’s motion to dismiss in August 2021, and granted plaintiffs’ motion for class certification in August 2023. Discovery is ongoing. The summary judgment briefing schedule is adjourned indefinitely pending resolution of certain discovery issues.

Between August and September 2022, two complaints were filed against the Company, its CEO and its then-CFO in the federal district court for the Southern District of New York (S.D.N.Y.), in the actions captioned Saye v. NIO Inc. et al., Case No. 1:22-cv-07252 (S.D.N.Y.) and Bohonok v. NIO Inc. et al., Case No. 1:22-cv-07666 (S.D.N.Y.). Relying on a short seller report, these complaints allege that certain of the Group’s public disclosures between August 2020 and July 2022 contained false statements or omissions in violation of the Securities Exchange Act of 1934. On December 14, 2022, the Court consolidated the two actions and appointed a lead plaintiff. Briefing on the Group’s motion to dismiss was completed on July 31, 2023. As of June 30, 2025, the Court has yet to rule on this motion. On August 28, 2025, a complaint was filed against the Company, its CEO and former CFO in the federal court for the Southern District of New York (Case No. 1:25-cv-07176). The case is related to the class action Saye v. NIO et al. (1:22-cv-07252) that has been pending in the same court.

The aforementioned actions remain in their preliminary stages. The Group is currently unable to determine the outcomes of these actions or any estimate of the amount or range of any potential loss, if any, associated with resolution of such lawsuits, if they proceed.

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business, such as disputes with landlords, suppliers, employees, etc. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any of such matters will have a material adverse effect on the consolidated balance sheets, comprehensive loss or cash flows on an individual basis or in the aggregate. As of December 31, 2024 and June 30, 2025, other than as disclosed above, the Group is not a party to any material legal or administrative proceedings.

25. Subsequent Events

No subsequent event which had a material impact on the Group was identified through the date of issuance of the financial statements.